Monroe track



Monroe Bancorp 2007 Annual Report

on the map



HAMILTON COUNTY

Noblesville Banking Center+
15941 Cumberland Road
Noblesville, IN 46060
+Anticipated Opening Late Summer 2008

HENDRICKS COUNTY

Indianapolis Commercial Center
7517 Beechwood Centre Road
Suite 300
Avon, IN 46123
(317) 272-7823

Avon Banking Center*
9720 East US Hwy 36
Avon, IN 46123
(317) 272-7820

Brownsburg Banking Center*
1490 N. Green Street
Brownsburg, IN 46112
(317) 858-2720

Plainfield Banking Center*
802 Edwards Drive
Plainfield, IN 46168
(317) 837-5201

JACKSON COUNTY

Brownstown Banking Center*
1051 West Spring Street
Brownstown, IN 47220
(812) 358-3171

LAWRENCE COUNT

Bedford Banking Center*
Limestone Business Center
2119 West 16th Street
Bedford, IN 47421
(812) 275-7800

MONROE COUNTY

Monroe Bank Headquarters
210 East Kirkwood Avenue
Bloomington, IN 47408
(812) 336-0201

Kirkwood Banking Center*
210 East Kirkwood Avenue
Bloomington, IN 47408
(812) 331-3444

Business Center
111 South Lincoln Street
Bloomington, IN 47408
(812) 335-5988

Ellettsville Banking Center*
4616 West Richland Plaza
Bloomington, IN 47404
(812) 876-6044

Highland Village Banking Center *
4191 West Third Street
Bloomington, IN 47404
(812) 331-3501

Kinser Crossing Banking Center *
1825 North Kinser Pike
Bloomington, IN 47404
(812) 331-3518

Kirkwood Auto Drive-Up
306 East Kirkwood Avenue
Bloomington, IN 47408
(812) 331-3510

Mall Road Banking Center*
2801 Buick-Cadillac Boulevard
Bloomington, IN 47401
(812) 331-3507

Walnut Park Banking Center*
2490 South Walnut Street
Bloomington, IN 47403
(812) 331-3514

RETIREMENT COMMUNITY LOCATIONS

Bell Trace Banking Center
800 Bell Trace Circle
Bloomington, IN 47408
(812) 331-3575

Meadowood Banking Center*
2455 Tamarack Trail
Bloomington, IN 47408
(812) 353-7722

Redbud Hills Banking Center
3211 East Moores Pike
Bloomington, IN 47401
(812) 353-7720

ADDITIONAL ATM LOCATIONS

O'Malia's ATM
512 College Mall Road
Bloomington, IN

Jordan Square ATM
1400 East Third Street
Bloomington, IN

Crosstown II ATM
1789 East Tenth Street
Bloomington, IN

Buehler's Buy-Low ATM
4681 West Richland Plaza
Bloomington, IN

Bloomington Hospital ATM
601 West Second Street
Bloomington, IN

Ivy Tech Community College ATM
200 Daniels Way,
Bloomington, IN

*24-hour ATM access
www.monroebank.com



Hendricks Co.

Brownsburg Banking Center ★

Avon Banking Center

Indianapolis Commercial Center

Plainfield Banking Center

74
465
267
36
465
40
70
74
37

Hamilton Co.

Noblesville Banking Center

38
37
32
32
38
238
37
69

46

Kinser Crossing ★ Banking Center

Kinser Pike

Arlington Rd.

Vernal Pike

37

N

45 46

Dunn St.

17th St.

Indiana Ave.

Fee Lane

Jordan Ave.

Jordan Square ★ ATM

Crosstown II ★ ATM

45

College Ave.

10th St.

Pete Ellis Dr.

Smith Rd.

Ivy Tech Community College ATM ★

3rd St.

Adams St.

Walker St.

7th St.

Kirkwood Ave.

Kirkwood Auto Branch ★

Business Center

3rd St.

3rd St.

O'Malia's ATM ★

46

48

Highland Village ★ Banking Center

Kirkwood Banking Center ★

2nd St.

Atwater St.

Mall Road ★ Banking Center

College Mall Rd.

Smith Rd.

Bloomfield Rd.

Allen St.

Bloomington Hospital ★ ATM

Rogers St.

Walnut St.

1st St.

Maxwell La.

Hillside Dr.

High St.

Moores Pike

Sare Rd.

446

Rockport Rd.

Miller Dr.

Walnut Park ★ Banking Center

Henderson St.

Winslow Rd.

Rogers Rd.

Ellettsville-Monroe Co.

Mt. Tabor Rd.

Delap Rd.

Maple Grove Rd.

McNeely St.

46

Ellettsville

Ellettsville Banking Center ★

Union Valley Rd.

Buehler's Buy-Low ATM

Bedford-Lawrence Co.

58

37

16th St.

1st St.

450

Bedford Banking Center ★

50

Jackson Co.

258

58

50

65

50

Brownstown ★ Banking Center

Bloomington-Monroe Co.

on a mission



DEAR SHAREHOLDERS AND FRIENDS,

Our strength is defined, in part, by where we are located. Our base of operation is in Bloomington, Indiana, a bustling and thriving college town, characterized by its Big Ten university status, its reputation as a popular retirement community, and a home base for Indiana's fast developing life sciences industry. We have also staked a claim in Hendricks and Hamilton Counties, two of the fastest growing counties in Indiana. The combination of our attractive and well established core market and the potential of our high-growth markets in Indianapolis, provides exceptional opportunities for further progress.

The opening of the full-service banking center in Brownsburg in Hendricks County on January 16, 2006 marked the start of the Company's transition from less visible, limited service branches in that county, to more visible, strategically located, full-service banking centers. Our plan to attract loans and deposits while building name recognition has been successful with the Brownsburg Banking Center where deposits have grown from an average of $26.0 million in December 2005 to an average of $57.6 million in December 2007, an increase of 121.5 percent in a two-year period. The opening of the Plainfield Banking Center on

December 11, 2007 and the Avon Banking Center on January 14, 2008, is the continuation of our strategic rollout in Central Indiana. A fourth new banking center, to be located in Noblesville in Hamilton County, is expected to open in the late summer of 2008.

While expansion into the Indianapolis metropolitan market has been a focus of our energies and attention this past year, the most remarkable results of 2007 took place in our trust area. Tremendous growth was realized, with trust fees and trust assets under management growing by 31.9 percent and 30.1percent respectively. Importantly, the increase in trust fees, together with increases in noninterest income from commissions from the sale of investment products and Monroe Bank check card interchange, have allowed us to diversify our income stream so that we are not disproportionately reliant on net interest margin. Commissions from the sale of investment products increased 15.9 percent and interchange fees earned on Monroe Bank check cards increased 22.4 percent over 2006 figures.

The positive experiences created by our special events and seminars have continued to convert prospects into customers and customers into advocates of the Bank. Providing our customers and the public at large the

> ...to set the standard in our communities for excellence in financial service products and their delivery while realizing the greatest benefit for our shareholders, employees, and customers.
>
> **Mark D. Bradford**, President and Chief Executive Officer

opportunity to attend our educational seminars is proving to be an effective marketing tool. Also having a notable impact on our growth is the quality of our customer service and our level of involvement in community service. Customer service and volunteerism are stressed at every level of our Company. Tracking volunteer hours, mystery shopping program results and appointments and sales generated by our seminars and events, allow us to quantify both our value to the community and the effect on the bottom line of the Company.

The news media reminds us daily that the banking industry is in the midst of credit-quality problems. This is a national dilemma which the state of Indiana has not avoided. While the Company has not been directly involved in subprime loan issues, we have felt the effects of related weakness in the housing and residential construction markets, as non-performing assets and charge-offs increased during the third and fourth quarters of 2007. The excitement that we feel over the growth of our new banking centers in Central Indiana and the increases in noninterest income is somewhat dampened by economic conditions affecting loan growth and asset quality. I feel the strength of our loan portfolio and the conservative nature of our loan underwriting procedures have protected us to a large

extent. The downturn in the housing and residential construction industry has kept us mindful of the importance of asset quality as we grow the Company. Maintaining credit quality remains a top priority for us as we move into the next year.

Notwithstanding the challenging economic circumstances faced during the latter half of 2007, I remain pleased with our financial performance and I am excited by the opportunities ahead. While you are encouraged to read our detailed financial statements, I would like to draw your attention to our quickly read summary of financial highlights on pages 16 and 17. In closing, I invite you to take a few moments to page through this report to see what our customers say about our Company.

Thank you for your continued support.

Sincerely,

Mark D Bradford

Mark D. Bradford
President and Chief Executive Officer
Monroe Bancorp/Monroe Bank

on the spot

"Aviation is very much a relationship-based business. Keeping one's word and commitments to clients is key to long-term growth in our industry. The keystone to client satisfaction is delivering on-time service and quality solutions to customer needs. We measure our banking relationship by the same yardstick our clients use to judge us. We have developed valuable, long-term relationships with quality and committed Monroe professionals. They are driven to provide real solutions to a growing, mid-size firm like Eagle Creek. At Monroe – from senior management to the tellers – the old adage is borne out: quality people work for quality organizations."

With a staff of over 120 aviation professionals in Indianapolis, Indiana and Naples, Florida, Eagle Creek Aviation Services, Inc. is one of the nation's largest business aircraft dealers. Recognized as a premier one-stop aircraft technical services company, Eagle Creek provides aircraft refurbishment, structural repairs, major modifications, maintenance, engine repair, and worldwide parts support to turboprop and jet aircraft, as well as factory authorized service for Cessna and Cirrus aircraft. Eagle Creek is also the Midwest representative for Embraer Executive Jets. The company also operates the Eagle Creek Airport in Indianapolis.   *www.eagle-creek.com*

Matt Hagans, CEO and
Cathy Hagans, Vice President
Eagle Creek Aviation Services



on a roll

Dr. Jim Laughlin
A founding partner of
Southern Indiana Pediatrics



"People don't often think about a medical practice as a small business. We have many of the same challenges as other businesses but medicine has fixed reimbursement so the efficiency of our banking services is critical. The electronic services available through Monroe Bank help to increase our efficiency every day. We were originally attracted to Monroe because of its customer service and commitment to our community. We have stayed with Monroe because of the integrity demonstrated by the Bank's associates. One of the best business decisions we have made was to move our 401K management to Monroe. Its team gives our employees outstanding education on the need for retirement savings and helps us to navigate the investment world. "

Southern Indiana Pediatrics (SIP) was formed in 1996 by three local pediatricians, Jim Laughlin, Deb McDaniel and Dick Malone with a common vision of what increased availability of quality healthcare for children could mean to our community. In addition to the founders, Scot Moore, George Sorrells and Heather Franklin are partners in the practice. Now with four locations, 12 pediatricians, five nurse practitioners, and over 100 committed staff members, SIP had over 120,000 patient visits last year. *www.sipdocs.com*



Sharon Pierce
President and CEO
The Villages of Indiana, Inc.

on the ball



"The Villages has been a customer of Monroe Bank for nearly 15 years. We have always felt respected, valued, and most importantly, supported in our mission. From top to bottom, Monroe Bank's management team and staff members are knowledgeable, courteous, and responsive! We consider the Bank much more than a financial services provider– Monroe Bank is our strategic partner."

The Villages is Indiana's largest child and family services, non-profit organization. The agency's wide array of statewide, community-based services are all rooted in the belief that children grow and flourish best in a family environment. The Villages is one of only one percent of agencies in the country which is fully accredited by the prestigious Council on Accreditation. The Villages' 300 staff members and nearly 350 licensed foster families serve over 1,200 children daily and help each to achieve his or her full potential. *www.villagekids.org*



on the job

Ray Martin
President
W&M Insulation



"My accounting firm introduced me to several banks, including Monroe Bank. My decision to choose Monroe was based mainly on the representative who met with me. John Skelton was a man with whom I felt completely comfortable. We had a great conversation in which he asked pertinent questions regarding my needs and he responded with empathy. He offered a financial solution that perfectly met my needs and his words 'I can help you,' meant something. None of the others demonstrated this level of courtesy and respect."

W&M Insulation is a building insulation, heating and cooling business that has served the Indianapolis area for over 20 years. The Company's brand image has been established through its conscientious service to residential customers. Customers appreciate the fact that the Company is sensitive to their needs. Three goals are important to W&M: the provision of a Quality Insulated Environment, helping customers reduce energy consumption and costs while increasing tenant comfort, and enhancing the lives of employees who work for the Company.   *www.wminsulation.com*

on the move

"When I first moved to Bloomington to attend Indiana University in 1996, I opened a checking account at the first bank I drove past. I figured all banks were the same, so what difference did it make? Over the next three or four years, that bank changed names about once a year and I never really developed a relationship there. I decided to switch to a local bank, one that would be more sensitive to a local business as well as the local community I had come to love. I couldn't be happier with Monroe Bank and its associates Ed Gross, Randy Goodman and Mark Bradford, who have always gone out of their way to help me and my companies."   (Ben)

Ben Swanson, Chris Swanson, Jonathan Cargill and Darius Van Arman are partners in five companies. Secretly Canadian, Jagjaguwar and Dead Oceans are record label companies, while SC Distribution is a music distribution business and Bellwether Manufacturing is a media manufacturing brokerage specializing in CDs, DVDs, LPs and other media and print. They employ 30 people locally and have satellite offices in Austin, TX and London, UK. The companies produce, label and distribute records globally by artists from all over the world.   *www.secretlycanadian.com*

Brothers **Chris** and **Ben Swanson**,
Partners in five companies –
Secretly Canadian, Jagjaguwar, Dead Oceans,
SC Distribution and Bellwether Manufacturing.



on the team



Board Members pictured left to right: James D. Bremner, James G. Burkhart, Paul W. Mobley, Steven R. Crider, Charles R. Royal, Jr., *Chairman*, Bradford J. Bomba, Jr., M.D., Joyce Claflin Harrell, and Harry F. McNaught, Jr.

Mark D. Bradford, *(right of fold)*
President and Chief Executive Officer

BOARD OF DIRECTORS

Monroe Bank is privileged to be governed by a proactive and well-qualified board of directors. Under the leadership of Chairman, Charles R. Royal, Jr., the Board of Directors sets high expectations for exceptional performance from the Company. Their combined knowledge of the financial industry and their diverse business experiences and backgrounds allow them to shape a bold strategic vision for Monroe Bancorp. Their active involvement in key Indiana businesses and intimate knowledge of the Indiana economy give them a considerable advantage in positioning Monroe Bancorp as a leading Indiana financial institution.

Charles R. Royal, Jr., was named Chairman of the Monroe Bancorp and Monroe Bank Board of Directors in April 2005. He became a director of the Company and the Bank in 1987. He is the President of Royal Chevrolet, Inc. and owns numerous car dealerships in Indiana.

Bradford J. Bomba, Jr., M.D., has served as a Director of the Company and the Bank since 1996. He is a physician with Internal Medicine Associates in Bloomington, Indiana.

Mark D. Bradford was named President and Chief Executive Officer of the Company and the Bank in June 1999. He originally joined the Bank as Senior Vice President and Chief Financial Officer in 1990 before being named Executive Vice President and Chief Financial Officer in October 1998. He was elected Secretary/Treasurer of the Company in December 1997 and Vice President/Treasurer in December 1998.

James D. Bremner has served as a Director of the Company and the Bank since May 2004. He is President of BremnerDuke Healthcare Real Estate, a national healthcare real estate development and management firm, headquartered in Indianapolis, Indiana.

James G. Burkhart, CPA, was elected to the Board of Directors in August 2007. He is Chief Executive Officer for American Senior Communities, LLC, the largest senior housing company in Indiana and serves today's seniors by providing a multitude of lifestyle choices with integrated services and amenities.

Steven R. Crider has been a Director of the Company and the Bank since 1995. He is Vice President of Crider & Crider, Inc., an Indiana-based highway and site development contractor.

Paul W. Mobley has served as a Director of the Bank since 1978 and of the Company since its incorporation in 1984. He is the current Chairman and CEO of Noble Roman's, Inc., which sells and services franchises nationwide for Noble Roman's Pizza and Tuscano's Italian Style Subs.

Joyce Claflin Harrell was named a Director of the Bank in 1983 and has filled the same role for the Company since its incorporation in 1984. She was a Vice President/Controller of Monroe Bank from 1982 to 1990. A certified public accountant, Ms. Harrell is President of both Claflin Enterprise, LLC, a national company that markets home health care products and Claflin Enterprise, Inc., d/b/a/ Home Instead Senior Care, a provider of home care services, based in Greenwood, Indiana.

Harry F. McNaught, Jr., has served as a Director of the Company and the Bank since December 2002. He is the President of Denison Properties, Inc., a commercial real estate development company serving the Indiana market.

MONROE BANCORP BOARD OF DIRECTORS

Charles R. Royal, Jr.
Chairman of the
Board of Directors

Mark D. Bradford
President and
Chief Executive Officer

Bradford J. Bomba, Jr., M.D.

James D. Bremner

James G. Burkhart

Joyce Claflin Harrell

Steven R. Crider

Harry F. McNaught, Jr.

Paul W. Mobley

MONROE BANCORP OFFICERS

Charles R. Royal, Jr.
Chairman

Mark D. Bradford
President &
Chief Executive Officer

Gordon M. Dyott
Vice President

R. Scott Walters
Secretary

MONROE BANK EXECUTIVE MANAGEMENT

Mark D. Bradford
President and
Chief Executive Officer

Gordon M. Dyott
Executive Vice President,
Chief Financial Officer

John E. Christy
President, Central Indiana Region



Executive Management pictured left to right: Christopher G. Tietz *(Senior Vice President, Chief Credit Officer)*, Gordon M. Dyott *(Executive Vice President, Chief Financial Officer)*, J. Scot Davidson *(Senior Vice President, Retail Services)*, R. Scott Walters *(Senior Vice President, Wealth Management Group)*, and John E. Christy *(President, Central Indiana Region)*

J. Scot Davidson
Senior Vice President,
Retail Services

Christopher G. Tietz
Senior Vice President,
Chief Credit Officer

R. Scott Walters
Senior Vice President,
Wealth Management
Group

SENIOR MANAGEMENT

Carol J. Ball
Vice President, Senior
Auditor

Nancy H. Eberle
Vice President,
Mortgage Loan Manager

Richard A. Krouse
Vice President,
Operations Administrator

David L. Landis
Vice President,
Commercial Loan Manager,
Bloomington Region

Ashley P. Mattick
Vice President,
Marketing Director

David T. Meier
Vice President,
Director of Finance

David S. Misner
Vice President, Commercial
Lending Team Leader,
Central Indiana Region

David A. Phillipy
Vice President,
Compliance and CRA
Manager

John F. Skelton
Vice President, Commercial
Lending Team Leader,
Central Indiana Region

Bret A. Stutsman
Vice President,
Retail Operations
Administrator

Virginia E. Whitham
Vice President,
Human Resources Director

ADMINISTRATION AND OPERATIONS

Timothy S. Ball
Vice President,
Facilities Administrator

Richard B. Morris
Vice President, Deposit
Operations

Jerry A. Stewart
Vice President,
Senior Loan Operations
Officer

Robert A. White
Vice President,
Electronic Banking
Manager

Nathan C. Bean
Assistant Vice President,
Deposit Operations Officer

Erin M. Gerth
Assistant Vice President,
Marketing Officer

Kristy L. Griffith
Assistant Vice President,
Retail Operations Manager

Charles E. Lehman
Assistant Vice President,
Data Processing Manager

Zain E. Mackey
Assistant Vice President,
Assistant Director of
Finance

Donald J. Rawe
Assistant Vice President,
Controller

Cybil L. Bartlett
Loan Operations Officer

Cristal A. Eads
Bookkeeping Officer

Bonnie J. Hamilton
Loan Compliance and
Quality Control Officer

Edward D. Mihlfeld
Loan Collection Officer

Sandra J. Packman
Human Resources Manager

Anthony J. Rastall
Credit Officer

COMMERCIAL BANKING

C. William Compton
Vice President,
Commercial Loan Officer

Randall G. Goodman
Vice President,
Commercial Loan Officer

Eric M. Griffin
Vice President,
Commercial Loan Officer

Vicki L. Hensley
Vice President,
Commercial Loan Officer

Rhonda K. Hinds
Vice President,
Commercial Loan Officer

Christina A. LeBeau
Vice President,
Treasury Management
Manager

Timothy M. Ogburn
Vice President,
Commercial Loan Officer

James D. Parcell
Vice President,
Commercial Loan Officer

Mark A. Phillips
Vice President,
Commercial Loan Officer

Heather L. Schoolcraft
Vice President, Treasury
Management Officer

Susan G. Johnson
Commercial Loan Officer

Shannon K. Taylor
Treasury Management
Officer

MORTGAGE AND CONSUMER LOANS

Tammy E. Carter
Assistant Vice President,
Mortgage Loan Operations
Officer

Kathy L. Bowman
Assistant Vice President,
Mortgage Loan Officer

Jewell A. Frazier
Assistant Vice President,
Consumer Loan Manager

Sandy L. Keen
Assistant Vice President,
Mortgage Loan Officer

Mary Jo Huffman
Mortgage Loan Officer

Karan L. Rastall
Consumer Loan Officer

Mark S. Taylor
Mortgage Loan Officer

RETAIL BANKING

William E. Bennett
Assistant Vice President,
Prime Time Program
Manager

Lori A. Forrester
Assistant Vice President,
Banking Center Manager

M. Susie Glasgow
Banking Center Manager

Sara M. Glass
Banking Center Manager

Tiffany M. Hogstrum
Banking Center Manager

Michelle J. McManus
Banking Center Manager

Clayton C. Mitchell
Banking Center Manager

Vickie J. Rader
Banking Center Manager

Chad M. Stover
Banking Center Manager

WEALTH MANAGEMENT

Edward A. Gross
Vice President, Private
Banker

Laura K. Hash
Vice President, Trust Officer

John J. Kloss
Vice President, Trust Officer

Dawn E. Morley
Vice President,
Chief Investment Officer

Mary V. Morrisette
Vice President, Trust Officer

Thomas J. Rillo
Vice President,
Manager Direct
Investments

David M. Snyder
Vice President, Trust Officer

Chad E. Teders
Vice President,
Investment Services

Matthew L. Wisen
Vice President, Trust Officer

Richard J. Greco
Assistant Vice President,
Platform Team Leader

Jo Ellen Kimmel
Assistant Vice President,
Trust Operations Officer

Maria A. Viterisi
Assistant Vice President,
Trust Officer

2007 FINANCIAL HIGHLIGHTS

(dollar amounts in thousands, except share and per share data)

December 31	2007	2006	% Change
Operating Results [1]			
Interest income	$ 48,474	$ 44,643	8.6 %
Interest expense	25,435	21,978	15.7
Net interest income	23,039	22,665	1.7
Provision for loan losses	2,035	1,200	69.6
Income taxes	2,823	3,273	(13.7)
Net income	7,806	7,586	2.9
Per Share Data			
Basic earnings per share [1]	$ 1.240	$ 1.154	7.5 %
Fully-diluted earnings per share [1]	1.235	1.150	7.4
Dividends [1]	0.49	0.48	2.1
Book value at year end	8.76	8.24	6.3
December 31, Balances			
Total assets	$ 778,080	$ 748,193	4.0 %
Total deposits	619,717	589,328	5.2
Total loans [2]	584,831	559,463	4.5
Shareholders' equity	54,452	53,505	1.8
Selected Financial Ratios			
Return on average assets	1.04 %	1.04 %	
Return on average equity	14.79	14.59	
Allowance for loan losses as a percentage of portfolio loans	1.14	1.10	

(1) Twelve months ended December 31
(2) Including loans held for sale



NET INCOME
(000s omitted)



TOTAL LOANS
(000s omitted)



DILUTED EARNINGS PER SHARE

- Monroe Bancorp reported **NET INCOME** of $7,806,000 or $1.235 per diluted common share, for the year ended December 31, 2007, compared to $7,586,000 or $1.150 per diluted common share for 2006. This represents a 2.9 percent increase in net income and a 7.4 percent increase in diluted earnings per share.

- **RETURN ON AVERAGE SHAREHOLDERS' EQUITY** (ROE) for 2007 was 14.79 percent, compared to 14.59 percent for the year ended December 31, 2006. Return on average assets (ROA) for the year ended December 31, 2007 was 1.04 percent, which matched the Company's 2006 performance.

- **NET INTEREST INCOME** before the provision for loan losses increased 1.7 percent to $23,039,000 for the year ended December 31, 2007 compared to $22,665,000 for 2006.

- **NONINTEREST INCOME** totaled $10,251,000 for the year ended December 31, 2007, compared to $9,492,000 in 2006.

- **TRUST FEES** grew to $2,243,000 for the year ended December 31, 2007, an increase of $542,000 or 31.9 percent. Trust assets under management totaled $353,668,000 at December 31, 2007 compared to $271,766,000 at December 31, 2006, which represents a 30.1 percent increase.

- Driven primarily by increasing transaction volumes, **INTERCHANGE FEES** earned on Monroe Bank check cards increased to $950,000, a 22.4 percent increase over the $776,000 earned for 2006.

- **COMMISSIONS** from the sale of investment products increased from $785,000 in 2006 to $910,000 in 2007 largely due to increased sales resulting from banking center-based sales initiatives and the favorable impact of the transition of this business from a transaction based commission business into one that is management fees based.

- The Company's **LOAN DELINQUENCY RATIO**, which is loan balances past due 30 days or more as a percent of total loans, was 1.72 percent at December 31, 2007, up from 1.26 percent at December 31, 2006. Two real estate development loans contributed $4,990,000 or 0.85 percent to the delinquency ratio.

- At December 31, 2007, **NON-PERFORMING ASSETS** and **90-DAY PAST DUE LOANS** totaled $8,214,000 (1.06 percent of total assets) compared to $2,497,000 (0.33 percent of total assets) one year earlier.

- **NET CHARGE-OFFS AS A PERCENTAGE OF LOANS** totaled 0.26 percent for 2007 compared to 0.11 percent for 2006. The ratio of the allowance for loan losses to total loans increased from 1.10 percent at year-end 2006 to 1.14 percent at year-end 2007.

- **TOTAL ASSETS** at December 31, 2007 were $778,080,000, an increase of 4.0 percent from $748,193,000 at December 31, 2006.

- **LOANS, INCLUDING LOANS HELD FOR SALE**, totaled $584,831,000 on December 31, 2007, a 4.5 percent increase from total loans on December 31, 2006, which were $559,463,000.

- **TOTAL DEPOSITS** at December 31, 2007 were $619,717,000 compared to $589,328,000 at December 31, 2006, an increase of $30,389,000 or 5.2 percent.

- The Company purchased a total of 287,792 **SHARES OF ITS STOCK** during 2007 at an average price of $17.59. The Company's most recent purchase was 1,042 shares on August 7, 2007 for $17.20 per share including commission.



TOTAL ASSETS
(000s omitted)



RETURN ON AVERAGE EQUITY



TOTAL ASSETS UNDER MANAGEMENT*
(000s omitted)

* Bancorp, Trust, and Brokerage Assets

Five-Year Financial Summary

(dollar amounts in thousands, except share and per share data)

	At or for the Years Ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
Summary of Operations					
Interest income - tax equivalent	$ 49,170	$ 45,275	$ 35,156	$ 29,056	$ 28,393
Interest expense	25,435	21,978	14,055	8,868	8,792
Tax-equivalent net interest income	23,735	23,297	21,101	20,188	19,601
Less: tax-equivalent adjustment (1)	696	632	277	324	461
Net interest income	23,039	22,665	20,824	19,864	19,140
Less: provision for loan losses	2,035	1,200	1,140	1,320	3,920
Other noninterest income	10,251	9,492	9,258	8,302	8,182
Other noninterest expenses	20,626	20,098	18,054	16,921	16,285
Income before income taxes	10,629	10,859	10,888	9,925	7,117
Income tax expense	2,823	3,273	3,665	3,220	2,063
Net income	$ 7,806	$ 7,586	$ 7,223	$ 6,705	$ 5,054
Per Share Data					
Basic earnings per share	$ 1.240	$ 1.154	$ 1.094	$ 1.013	$ 0.751
Diluted earnings per share	1.235	1.150	1.091	1.010	0.750
Dividends per common share	0.4900	0.4800	0.4745	0.4727	0.4455
Book value per common share	8.76	8.24	7.64	7.18	6.81
Total cash dividends declared	$ 3,061	$ 3,150	$ 3,132	$ 3,127	$ 2,984
Average common and common equivalent shares outstanding	6,320,317	6,596,772	6,623,616	6,641,803	6,723,925
Selected Year-end Balances					
Total assets	$ 778,080	$ 748,193	$ 713,060	$ 633,970	$ 589,263
Earning assets	718,512	691,156	654,324	589,671	536,340
Total securities	125,658	120,250	119,244	109,712	106,195
Total loans - including loans held for sale	584,831	559,463	525,466	477,085	424,511
Allowance for loan losses	6,654	6,144	5,585	5,194	5,019
Total deposits	619,717	589,328	576,181	483,534	436,683
Borrowings	96,421	98,079	76,762	97,378	101,872
Shareholders' equity	54,452	53,505	50,514	47,384	45,375
Selected Average Balances					
Total assets	$ 753,683	$ 730,137	$ 662,806	$ 607,619	$ 562,836
Earning assets	703,675	681,999	618,092	564,646	527,561
Total securities	122,736	117,553	111,778	106,703	100,479
Total loans - including loans held for sale	564,483	549,463	499,503	451,055	411,762
Allowance for loan losses	6,354	5,891	5,500	5,061	5,689
Total deposits	611,907	582,762	521,235	459,765	425,378
Borrowings	80,759	87,429	85,104	94,962	87,042
Shareholders' equity	52,774	52,001	48,387	46,428	45,188

Five-Year Financial Summary *(continued)* *(dollar amounts in thousands, except share and per share data)*

	At or for the Years Ended December 31,				
	2007	2006	2005	2004	2003
Performance Ratios					
Average loans to average deposits	92.25%	94.29%	95.83%	98.11%	96.80%
Allowance to period end portfolio loans	1.14	1.10	1.07	1.09	1.19
Average equity to average assets	7.00	7.12	7.30	7.64	8.03
Return on assets	1.04	1.04	1.09	1.10	0.90
Return on equity	14.79	14.59	14.93	14.44	11.18
Dividend payout ratio (2)	39.21	41.52	43.36	46.64	59.05
Efficiency ratio (3)	59.78	60.33	58.75	58.52	57.68
Reconciliation of GAAP Net Interest Margin to Non-GAAP Net Interest Margin on a Tax-Equivalent Basis					
Net interest income	$ 23,039	$ 22,665	$ 20,824	$ 19,864	$ 19,140
Tax equivalent adjustment	696	632	277	324	461
Net interest income - tax equivalent	$ 23,735	$ 23,297	$ 21,101	$ 20,188	$ 19,601
Average earning assets	$ 703,675	$ 681,999	$ 618,092	$ 564,646	$ 527,561
Net interest margin	3.27%	3.32%	3.37%	3.52%	3.63%
Net interest margin - tax equivalent	3.37	3.42	3.41	3.58	3.72
Financial Impact on Net Income of Deferred Compensation Plan					
Interest and dividend income	$ 117	$ 106	$ 82	$ 72	$ 53
Realized and unrealized gains (losses)	66	129	87	197	414
Other income	99	79	31	3	13
Total income from plan	$ 282	$ 314	$ 200	$ 272	$ 480
Change in deferred compensation liability	$ 267	$ 301	$ 187	$ 260	$ 469
Trustee fees	15	13	13	12	11
Total expense of plan	$ 282	$ 314	$ 200	$ 272	$ 480
Net impact of plan	$ –	$ –	$ –	$ –	$ –
Reconciliation of GAAP Noninterest Income & Expense to Noninterest Income & Expense Without the Financial Impact of the Deferred Compensation Plan					
Total noninterest income	$ 10,251	$ 9,492	$ 9,258	$ 8,302	$ 8,182
Income of deferred compensation plan included in noninterest income	(165)	(208)	(118)	(200)	(427)
Adjusted noninterest income	$ 10,086	$ 9,284	$ 9,140	$ 8,102	$ 7,755
Total noninterest expense	$ 20,626	$ 20,098	$ 18,054	$ 16,921	$ 16,285
Expense of deferred compensation plan	(282)	(314)	(200)	(272)	(480)
Adjusted noninterest expense	$ 20,344	$ 19,784	$ 17,854	$ 16,649	$ 15,805

(1) Interest income has been adjusted to convert the interest income on tax-exempt investment securities to a fully tax equivalent basis using a marginal income tax rate of 34%.

(2) Dividends declared on common shares divided by net income available to shareholders.

(3) The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income, on a tax-equivalent basis, and noninterest income. Rabbi trust income and expense have been excluded from this calculation, as the effect of these items on net income is zero.

Management's Discussion and Analysis

This Management's Discussion and Analysis should be read with the consolidated financial statements included in this Annual Report. The financial statements reflect the consolidated financial condition and results of operations of Monroe Bancorp ("Company") and its wholly owned subsidiary, Monroe Bank ("Bank") and the Bank's wholly owned subsidiary, MB Portfolio Management, Inc. and MB Portfolio Management's wholly owned subsidiary, MB REIT, Inc.

Portions of information in this Management's Discussion and Analysis contain forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This document contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions; (2) changes in the interest rate environment; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business; (5) legislative or regulatory changes adversely affecting the business of the Company; (6) changes in real estate values or the real estate markets; (7) unexpected and/or adverse outcomes in pending or future litigation; and (8) the Company's business development efforts in new markets in and around Hendricks and Hamilton counties.

Executive Overview

Monroe Bancorp is a one-bank holding company formed under Indiana law in 1984. The Company holds all of the outstanding stock of Monroe Bank, which was formed in 1892. The Bank is the primary business of the Company. The Bank, with its primary office located in Bloomington, Indiana, conducts business from 16 locations in Monroe, Jackson, Hendricks and Lawrence Counties, Indiana. Approximately 70 percent of the Company's business is in Monroe County and is concentrated in and around the city of Bloomington. This concentration is expected to decline as the Company increases its business development efforts in Hendricks County, Hamilton County and other markets in the greater Indianapolis area. The Bank had a 29.7 percent share of deposits within its core market of Monroe County as of June 30, 2007, holding the largest market share in Monroe County for the eighth consecutive year according to data published annually by the Federal Deposit Insurance Corporation (FDIC).

Competitive Advantage and Focus: The Bank provides a full line of banking services and operates with a focus on relationship building, community involvement and a commitment to exceptional customer service. Management believes that the Company's culture of community service and support, its commitment to be responsive to customer needs, its sales culture, and its focus on consistently providing outstanding service quality are keys to its past and future success.

Significant Matters Concerning 2007 Results: The Company focused much of its effort during 2007 in five areas. The first area of focus was loan growth. Total loans at December 31, 2007 were $584,831,000 which was 4.5 percent greater than the December 31, 2006 balance of $559,463,000. The 4.5 percent loan growth experienced in 2007 is lower than the loan growth rate for 2006 (6.5 percent) and 2005 (10.1 percent). The lower growth rate experienced in 2007 resulted from a slowing economy which reduced loan demand and other factors. Most of the loan growth took place at the Bank's locations in Central Indiana (Hendricks and Hamilton counties). At year-end 2007, the Bank had total loans of $165,720,000 at its Central Indiana locations, up from $146,122,000 at year-end 2006.

The second area of focus during 2007 was managing the deterioration of asset quality resulting from slowing economic activity and stresses in the multi-family residential housing markets. Management's efforts focused on developing methodologies to identify potentially weak credits as early as possible, which enabled a proactive and aggressive approach to managing these credits. Nonetheless, loans 30 days past due increased from $7,022,000 (1.3 percent of total loans) at December 31, 2006 to $10,084,000 (1.7 percent of total loans) at December 31, 2007. Past due loans increased during this period by $3,062,000 or 43.6 percent. During the same period, non-performing loans (non-accrual loans and troubled debt restructuring) increased from $1,712,000 (0.3 percent of total loans) to $6,938,000 (1.2 percent of total loans) at December 31, 2007. Of the non-performing loans outstanding at December 31, 2007, $6,868,000 were secured by real estate (net of any charge-downs previously taken). The increase in past due loans and non-performing loans was driven by loans internally defined as residential real estate development. Management believes the presence of real estate collateral mitigates the level of expected loss. Residential real estate development loans that were 30 days past due at year-end 2007 totaled $5,047,000 (11.2 percent of the Bank's total residential real estate development loans at year-end 2007). The total delinquencies in this category were comprised of four notes at year-end 2007.

The third area of Management focus was pricing discipline and other strategies to offset pressure on the Company's net interest margin created by the flat and sometimes inverted yield curve that existed during much of 2007 in addition to the margin impact created by an increase in non-accrual loans. To combat these adverse factors, Management's efforts to improve its net interest margin included the development of a loan pricing model, increased efforts to attract lower cost checking accounts, and a reduction in the use of relatively expensive brokered certificates of deposit. Despite these and other actions, the Company's tax-equivalent margin decreased to 3.37 percent for 2007 compared to 3.42 percent for 2006. The five basis point decline experienced in 2007 contrasts to the one point increase that took place between 2005 (3.41 percent) and 2006 (3.42 percent). The tax-equivalent net interest margin was affected in 2007 by the increase in loans being placed on non-accrual during the year. Non-accrual loans totaled $6,919,000 at year-end 2007 compared to $1,670,000 at year-end 2006, an increase of $5,249,000 or 314.3 percent. The increase in non-accrual loans resulted from slowing economic activity and stresses in the residential housing market.

The fourth area of focus was noninterest income growth primarily in our Wealth Management Group and debit card interchange fees. Income from fiduciary activities (trust and asset management) increased by $542,000 or 31.9 percent over 2006. Trust assets under management grew to $353,668,000 at December 31, 2007, a 30.1 percent increase from the balance of $271,766,000 a year ago. Management does not anticipate that it will be able to sustain this rate of growth for trust assets on an ongoing basis. Debit card interchange fees were $950,000 for 2007, compared to $776,000 for 2006, an increase of 22.4 percent. The growth in these areas helped to offset a decline in income from mortgages sold in the secondary market. With the downturn in the economy, the demand for mortgage refinancing and new home loans decreased.

The fifth area of focus was investing in facilities and equipment to enable us to continue our growth. In December 2007, we opened a full-service banking center in Plainfield, Hendricks County, with another banking center opening in Avon, also in Hendricks County, in January 2008. The Company opened its first full-service banking center in Hendricks County (Brownsburg) in 2006. Prior to 2006, the Company serviced the Brownsburg market from a limited service branch located in a less visible location. Deposits at the Brownsburg Banking Center grew from an average of $25,996,000 for December 2005, $44,206,000 for December 2006 to $57,575,000 for December 2007. This reflects an increase of 30.2 percent since December 2006. We also purchased land in Noblesville (Hamilton County) and expect to open our first full-service banking center in Hamilton County in the late summer of 2008.

The Company earned $1.240 per basic and $1.235 per diluted common share during 2007 as compared to $1.154 per basic and $1.150 per diluted share for 2006. Return on average shareholders' equity (ROE) for 2007 was 14.79 percent, compared to 14.59 percent ROE for the year ended December 31, 2006. Return on average assets (ROA) for the year ended December 31, 2007 was 1.04 percent which equaled the 1.04 percent for the year ended December 31, 2006.

The Company has increased its annual dividend each year during the past twenty years, increasing it to $0.49 in 2007.

<u>Economic or Industry-wide Factors Relevant to Future Performance</u>: The Company's performance will be affected by changes in interest rates that may have an impact on loan demand, the Bank's net interest margin, asset quality and the level of economic activity in the Company's market area. Changes to the shape of the yield curve are also significant to the performance of the Company. The flat yield curve that existed through much of 2007 placed pressure on the Company's net interest margin as it eliminated much of the spread that is typically available by funding three year assets (for example) with relatively short term deposits. Management believes that the Company's future net interest margin would be enhanced if a significant positive slope returns to the curve. Conversely, the Company's net interest margin could compress if a negative interest rate slope were to occur in 2008.

<u>Challenges and Opportunities On Which Management is Focused</u>: The Bank will have to continue to have loan growth at or above the level experienced in 2007 if the Company is to meet its financial objectives. At the same time management will continue to focus on credit processes that will help ensure a high level of asset quality is maintained overall. Other challenges include accelerating the growth of low cost core deposits, managing interest rate risk in an uncertain and difficult interest rate environment, continuing growth of the Company's Wealth Management Group, growing other sources of noninterest income, and ensuring that operating controls and procedures are appropriate and effective as the Company grows and becomes more complex. Management expects its continued expansion into markets near Indianapolis to make significant contributions to the Company's loan and deposit growth. The success of the full-service Hendricks County banking centers that the Company opened in Brownsburg in January 2006, Plainfield in December 2007 and Avon in January 2008 is a key component of the strategies being employed to stimulate the growth of core deposits. A new full-service banking center in Noblesville (Hamilton County) is expected to open in the late summer of 2008.

The performance of these offices is significant to the achievement of the Company's growth objectives.

Management recognizes, and is focused on, controlling the short- and long-term risks created by the interaction of: (1) achieving and sustaining a rapid rate of loan growth, (2) attracting stable funding that provides the desired net interest margin, and (3) maintaining an interest rate risk profile that is as close to neutral as possible. Management believes the funding component of this equation will be as challenging and important to the Company's performance as is the need for strong loan growth. The funding issue has become an even greater challenge as the industry aggressively competes for deposits in general and core deposits in particular.

Management believes the Company has significant opportunities as a result of the following:

- expansion into the high growth markets near Indianapolis,
- merger activity of several competitors that may lead to service disruptions and customer turnover,
- asset quality,
- strong wealth management capabilities,
- improved sales skills resulting from our increased focus on the sales and service process, and
- the addition of business development personnel who are expected to quickly generate new business that will cover their expense.

The Company's business strategies are focused on five major areas:

- increasing the growth rate of net interest income,
- improving credit processes to ensure strong credit quality,
- managing interest rate risk,
- increasing the ratio of noninterest income to net interest income, and
- increasing operating efficiency.

Management will measure the Company's overall success in terms of earnings per share growth rate, return on equity, the ratio of non-performing loans to total loans, service quality and staff retention rates.

Critical Accounting Policies

Generally accepted accounting principles require management to apply significant judgment to certain accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply those principles where actual measurement is not possible or practical. For a complete discussion of the Company's significant accounting policies, see Note 1 to the consolidated financial statements (pages 37-39) and discussion throughout this Management's Discussion and Analysis. Following is a discussion of the Company's critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such estimates may have a significant impact on the Company's financial statements. Management has reviewed the application of these policies with the Company's Audit Committee.

Allowance for Loan Losses: The allowance for loan losses represents management's estimate of probable losses inherent in the Company's loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

The Company's strategy for credit risk management includes conservative, centralized credit policies, uniform underwriting criteria for all loans and establishing a customer-level lending limit. The strategy also emphasizes diversification on an industry and customer level, and regular credit quality reviews of loans experiencing deterioration of credit quality.

Importantly, Management's approach to credit risk management decreased the likelihood of the Company having a material direct exposure to sub-prime residential mortgages in the form of whole loans or investment securities (the Company's mortgage backed securities are all agency issued and secured). The sub-prime residential mortgage crisis has contributed to a general weakening of 1-4 family residential lending markets, which in turn creates stress for loan customers involved with residential development. The Company is activity monitoring its exposure to this market segment as part of its over all credit management strategy.

The Company's allowance for loan losses consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Company. Included in the review of individual loans are those that are impaired as provided in SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. Any allowances for impaired loans are determined by the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The future cash flows are based on management's best estimate and are not guaranteed to equal actual future performance of the loan. The Company evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors that management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Company's internal loan review.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

The Company's primary market areas for lending are Monroe, Hendricks, Hamilton, Lawrence, Jackson counties and the surrounding counties in Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Company's customers.

Management's Discussion and Analysis *(continued)* *(table dollar amounts in thousands, except share and per share data)*

The Company has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses since December 31, 2001. There have been no material changes in assumptions or estimation techniques as compared to prior periods that have had an impact on the determination of the current period allowance.

Valuation of Securities: The Company's available-for-sale and trading security portfolio is reported at fair value. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments. Available-for-sale and held-to-maturity securities are reviewed quarterly for possible other-than-temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the length of time the fair value has been below cost, the expectation for that security's performance, the credit worthiness of the issuer and the Company's ability to hold the security to maturity. A decline in value that is considered to be other-than temporary is recorded as a loss within other operating income in the consolidated statements of income.

Non-GAAP Financial Measures

In January 2003, the United States Securities and Exchange Commission ("SEC") issued Regulation G, "Conditions for Use of Non-GAAP Financial Measures." A non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position, or cash flow that excludes (includes) amounts or adjustments that are included (excluded) in the most directly comparable measure calculated in accordance with generally accepted accounting principles ("GAAP"). Regulation G requires companies that present non-GAAP financial measures to disclose a numerical reconciliation to the most directly comparable measurement using GAAP as well as the reason why the non-GAAP measure is an important measure. Management has used the following non-GAAP financial measure throughout this Management's Discussion and Analysis:

- In the "Net Interest Income" section, the discussion is focused on tax-equivalent rates and margin. Municipal bond and municipal loan interest has been converted to a tax-equivalent rate using a federal tax rate of 34 percent. Management believes a discussion of the changes in tax-equivalent rates and margin is more relevant because it better explains changes in after-tax net income.
- In the "Five-Year Financial Summary" section of this Annual Report (page 19), we report noninterest income and noninterest expense without the effect of unrealized gains and losses on securities in a grantor trust ("rabbi trust") which is a non-GAAP financial measure. Other income includes realized and unrealized securities gains and losses and capital gain dividends on trading securities (mutual funds) held in a rabbi trust in connection with the Company's Directors' and Executives' Deferred Compensation Plans. These securities are held as trading securities, and hence, unrealized gains and losses are recognized on the income statement. Any unrealized or realized loss on securities held in the rabbi trust net of any dividend, interest and capital gain dividend income earned on the securities in the rabbi trust (included in net interest income) are directly offset by a decrease to directors' fee/deferred executive compensation expense (included in other expense), and conversely, any net realized or unrealized gain combined with interest, dividends and capital gain dividends earned on the securities in the trust are directly offset by an increase to directors' fee/deferred executive compensation expense. These offsets are included in the line item identified on page 34 of the consolidated financial statements as "Appreciation in directors' and executives' deferred compensation plans." The activity in the rabbi trust has no effect on the Company's net income, therefore, management believes a more accurate comparison of current and prior year noninterest income and noninterest expense can be made if the rabbi trust realized and unrealized gains, losses, capital gain dividends and offsetting appreciation (depreciation) on the deferred compensation plans and trustee fees are removed.

Results of Operations

	Year Ended December 31,					
Summary of Operations	**2007**	**$ Change from 2006**	**% Change from 2006**	**2006**	**$ Change from 2005**	**% Change from 2005**
Net interest income before provision	$ 23,039	$ 374	1.65 %	$ 22,665	$ 1,841	8.84 %
Provision for loan losses	2,035	835	69.58	1,200	60	5.26
Net interest income after provision	21,004	(461)	(2.15)	21,465	1,781	9.05
Other income	10,251	759	8.00	9,492	234	2.53
Other expense	20,626	528	2.63	20,098	2,044	11.32
Net income	7,806	220	2.90	7,586	363	5.03
Per Common Share						
Basic earnings per share	$ 1.240	$ 0.086	7.45 %	$ 1.154	$ 0.060	5.48 %
Fully diluted earnings per share	1.235	0.085	7.39	1.150	0.059	5.41
Cash dividends per share	0.4900	0.0100	2.08	0.4800	0.0055	1.16
Ratios Based on Average Balances						
Return on assets	1.04 %	N/A	0.00 %	1.04 %	N/A	(4.59) %
Return on equity	14.79	N/A	1.37	14.59	N/A	(2.28)

Management's Discussion and Analysis *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Net Income

2007 Compared to 2006

The following discussion relates to the information presented in the preceding table. In 2007, net income increased $220,000, or 2.9 percent over 2006. Management attributed positive increases in 2007 income to the following:

- *Loan and deposit growth and decline in the net interest margin.* Loans, excluding loans held for sale, were $581,857,000 at December 31, 2007, an increase of $24,939,000, or 4.5 percent, over year-end 2006. Total deposits grew $30,389,000, or 5.2 percent, with $28,630,000 of growth in interest-bearing deposits. Noninterest-bearing deposits increased $1,759,000 or 2.2 percent. The Company's Hendricks and Hamilton County offices accounted for 78.6 percent of the loan growth in 2007 and 60.3 percent of the deposit growth. The tax-equivalent net interest margin as a percent of average interest-earning assets decreased to 3.37 percent in 2007 from 3.42 percent in 2006.

- *Growth in other income.* Total noninterest income increased by $759,000, or 8.0 percent in 2007 compared to 2006. The Company experienced growth in trust department fee income of $542,000, or 31.9 percent, in debit card interchange income of $174,000, or 22.4 percent and in commissions from annuity sales and full-service brokerage fees of $125,000, or 15.9 percent. These increases were partially offset by decreases in gains on sales of residential mortgage loans of $228,000 or 21.8 percent in 2007 compared to 2006.

2006 Compared to 2005

The following discussion relates to the information presented in the preceding table. In 2006, net income increased $363,000, or 5.0 percent over 2005. Management attributed positive increases in 2006 income to the following:

- *Loan and deposit growth and improvement in the net interest margin.* Loans, excluding loans held for sale, were $556,918,000 at December 31, 2006, an increase of $32,760,000, or 6.3 percent, over year-end 2005. Total deposits grew $13,147,000, or 2.3 percent, with $18,562,000 of growth in interest-bearing deposits. Noninterest-bearing deposits declined $5,415,000 or 6.4 percent. All of the loan growth and 52.9 percent of the deposit growth took place within the Company's Hendricks and Hamilton County offices. The tax-equivalent net interest margin as a percent of average interest-earning assets improved to 3.42 percent in 2006 from 3.41 percent in 2005.

- *Growth in other income.* Total noninterest income increased by $234,000, or 2.5 percent in 2006 compared to 2005. The Company experienced growth in trust department fee income of $156,000, or 10.1 percent, in debit card interchange income of $131,000, or 20.3 percent and in cash surrender value of bank owned life insurance (BOLI) of $130,000, or 37.2 percent. These increases were partially offset by decreases in gains on sales of residential mortgage loans of $190,000 or 15.4 percent and a decrease of $115,000, or 12.8 percent in commissions from annuity sales and full-service brokerage fees in 2006 compared to 2005.

Net Interest Income

Net interest income is the primary source of the Company's earnings. It is a function of net interest margin and the level of average earning assets.

The table below summarizes the Company's asset yields, interest expense, and net interest income as a percent of average earning assets for each year of the three-year period ended December 31, 2007. Unless otherwise noted, interest income and expense is shown as a percent of average earning assets on a fully tax-equivalent basis.

	Interest Income	Interest Expense	Tax-equivalent Net Interest Margin	Earning Assets	Tax-equivalent Net Interest Income	Tax-equivalent Adjustment	Net Interest Income (not Tax-equivalent)
2007	6.99 %	3.62 %	3.37 %	$ 703,675	$ 23,735	$ 696	$ 23,039
2006	6.64 %	3.22 %	3.42 %	$ 681,999	$ 23,297	$ 632	$ 22,665
2005	5.69 %	2.28 %	3.41 %	$ 618,092	$ 21,101	$ 277	$ 20,824

2007 Compared to 2006

In 2007, the tax-equivalent net interest margin decreased to 3.37 percent from 3.42 percent in 2006. The five basis point decrease experienced in 2007 contrasts to the one basis point increase that took place between 2005 (3.41 percent) and 2006 (3.42 percent). The tax-equivalent net interest margin was affected in 2007 by the increase in loans being placed on non-accrual during the year.

Overall increases in rates on interest bearing assets compared to increases in rates on interest bearing liabilities were not evenly matched. In 2007, the tax-equivalent yield on interest-earning assets increased 35 basis points (100 basis points equals 1 percent) while the cost of interest-bearing liabilities increased 40 basis points, resulting in a five basis point decrease in the net interest margin as a percent of average earning assets. Yields on loans increased by 33 basis points, yields on securities increased 52 basis points and yields on interest-bearing deposits and borrowings increased by 43 basis points.

2006 Compared to 2005

In 2006, the tax-equivalent net interest margin increased to 3.42 percent from 3.41 percent in 2005. The one basis point increase experienced in 2006 contrasts to the seventeen basis point decline that took place between 2004 (3.58 percent) and 2005 (3.41 percent). Actions contributing to the improvement in 2006 include managing rates on certain core deposit products so that they lag changes in market rates, investing the proceeds from maturing securities at higher rates, loans becoming a higher percentage of total earning assets and other factors.

In 2006, the tax-equivalent yield on interest-earning assets increased 95 basis points (100 basis points equals 1 percent) while the cost of interest-bearing liabilities increased 94 basis points, resulting in a one basis point increase in the net interest margin as a percent of average earning assets. Yields on loans increased by 100 basis points, yields on securities increased 75 basis points and yields on interest-bearing deposits and borrowings increased by 105 basis points.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

The primary assets and liabilities of the Company are monetary in nature. Consequently, interest rates generally have a more significant impact on performance than the effects of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In a period of rapidly rising interest rates, the liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels. The Company constantly monitors the liquidity and maturity structure of its assets and liabilities, and believes active asset/liability management has been an important factor in its ability to record consistent earnings growth through periods of interest rate volatility.

Interest Rate Sensitivity and Disclosures about Market Risk

The Company's interest-earning assets are primarily funded by interest-bearing liabilities. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. We are subject to interest rate risk to the extent that our interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-earning assets.

Management uses several techniques to measure interest rate risk. Interest rate risk exposure is measured using an interest rate sensitivity analysis to determine the change in the net portfolio value (NPV) of its cash flows from assets and liabilities in the event of hypothetical changes in interest rates. Management also forecasts the net interest income that the Company's current balance sheet would yield over the next twelve months assuming the same hypothetical changes in interest rates. A third method used by the Company to measure interest rate risk is an interest rate sensitivity gap analysis. The gap analysis is utilized to quantify the repricing characteristics of the Company's assets and liabilities.

Management believes that its forecast of changes in net interest income under various rate shocks is the more valuable and easiest to interpret interest rate risk measurement technique. Management believes that interested parties will derive a better understanding of how the Company's intermediation activities will perform under different rate scenarios from its presentation of projected net interest income under various rate shocks. This should help users of the information form clearer opinions of the Company's interest rate sensitivity.

The following charts summarize the results of management's forecast of net interest income that would be generated by the Company's December 31, 2007 and December 31, 2006 balance sheets under rate shocks ranging from a sudden and sustained increase of two percent (200 basis points) to a sudden and sustained decrease of two percent (200 basis points) with no effect given to any steps that management might take to counteract that change. The Company's Board of Directors adopted an interest rate risk policy which established a 20 percent maximum increase or decrease in net interest income in the event of a sudden and sustained two percent (200 basis point) increase or decrease in interest rates.

Projected Change in Net Interest Income - December 31, 2007			
Change in Interest Rate (basis points)	Projected Net Interest Income Over the Next Twelve Months (in thousands)	$ Change in Net Interest Income (in thousands)	% Change in Net Interest Income
+200	$ 20,726	$ (1,247)	(5.68) %
+100	21,434	(539)	(2.45)
0	21,973	0	0
-100	22,092	119	0.54
-200	22,030	57	0.26

Projected Change in Net Interest Income - December 31, 2006

Change in Interest Rate (basis points)	Projected Net Interest Income Over the Next Twelve Months (in thousands)	$ Change in Net Interest Income (in thousands)	% Change in Net Interest Income
+200	$ 20,593	$ (1,197)	(5.49) %
+100	21,264	(526)	(2.41)
0	21,790	0	0
-100	22,070	280	1.28
-200	21,954	164	0.75

The analysis of the two periods indicates that the Company's balance sheet continues to have a relatively low interest rate risk. However, it is worth noting that at year-end 2007 the Company is slightly more vulnerable to 100 or 200 basis points upward rate shocks and benefits slightly less from 100 and 200 basis points downward rate shocks.

While many balance sheet and interest rate factors contribute to the modeled results, the primary factor is that the Company was and remains liability sensitive. The liability sensitivity can be seen in the difference in interest bearing assets and liabilities that are subject to repricing over the twelve-month horizon. The gap between assets and liabilities that reprice within one year was $182,351,000 at December 31, 2007 and $178,888,000 at December 31, 2006. Being liability sensitive suggests that the Company's net interest income would decline if rates were to rise over the next twelve months. The reason the decline is fairly minimal (5.68 percent if rates increase 200 basis points) is because many of the Company's repricing liabilities have rates that are administratively set by the Company as opposed to being tied to a specific index.

Interest Rate Sensitivity

	At December 31, 2007				
	1 - 90 Days	91 - 365 Days	1 - 5 Years	Over 5 Years	Total
Rate-Sensitive Assets:					
Federal funds sold	$ 1,077	$ –	$ –	$ –	$ 1,077
Investment securities	9,685	12,819	75,695	27,459	125,658
Loans	216,433	140,272	208,240	19,886	584,831
Federal Home Loan Bank stock	2,312	–	–	–	2,312
Interest-earning deposits	4,634	–	–	–	4,634
Total rate-sensitive assets	$ 234,141	$ 153,091	$ 283,935	$ 47,345	$ 718,512
Rate-Sensitive Liabilities:					
Interest-bearing deposits	$ 318,554	$ 167,234	$ 52,179	$ 208	$ 538,175
Borrowings	68,045	15,750	8,948	3,678	96,421
Total rate-sensitive liabilities	$ 386,599	$ 182,984	$ 61,127	$ 3,886	$ 634,596
Interest rate sensitivity gap by period	$ (152,458)	$ (29,893)	$ 222,808	$ 43,459	$ 83,916
Cumulative rate sensitivity gap	(152,458)	(182,351)	40,457	83,916	–
Cumulative rate sensitivity gap ratio (as a percentage of earning assets) at December 31, 2007	(21.22) %	(25.38) %	5.63 %	11.68 %	

Management believes that it has the ability to have many of its administratively set deposit rates lag behind an upward movement in market rates. As a result, management believes that rising rates would have less of an impact than otherwise would be expected in light of the Company's liability sensitivity. However, this result is wholly dependent upon the validity of management's assumptions concerning its ability to have the rates paid on certain deposit accounts lag changes in market rates, changes to the slope of the yield curve and customer-driven changes in the Company's deposit mix.

Management's Discussion and Analysis *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Computations of prospective effects of hypothetical interest rate changes are based on a number of assumptions, including relative levels of market interest rates, loan prepayments and deposit run-off rates, and should not be relied upon as indicative of actual results. These computations do not contemplate any actions management or Bank customers may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of computing projected net interest income. Actual results may differ from that information presented in the preceding tables should market conditions vary from the assumptions used in preparation of the table information. If interest rates remain at or decrease below current levels, the proportion of adjustable rate loans in the loan portfolio could decrease in future periods due to refinancing activity. Also, in the event of an interest rate change, prepayment and early withdrawal levels would likely be different from those assumed in the table. Lastly, the ability of many borrowers to repay their adjustable rate debt may decline during a rising interest rate environment.

Liquidity

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings deposit withdrawals and pay operating expenses. The primary sources of liquidity are cash, interest-bearing deposits in other financial institutions, marketable securities, loan repayments, increased deposits and total institutional borrowing capacity.

Cash Requirements

Management believes that the Company has adequate liquidity and adequate sources for obtaining additional liquidity if needed. Short-term liquidity needs resulting from normal deposit/withdrawal functions are provided by the Company retaining a portion of cash generated from operations and through utilizing federal funds and repurchase agreements. Long-term liquidity and other liquidity needs are provided by the ability of the Company to borrow from the Federal Home Loan Bank of Indianapolis (FHLB), to obtain brokered certificates of deposit, and from a revolving line of credit. FHLB advances were $18,273,000 at December 31, 2007 compared to $19,430,000 at December 31, 2006. At December 31, 2007, the Company had excess borrowing capacity at the FHLB of $36,196,000 as limited by the Company's Board resolution in effect at that date. If the Company's borrowing capacity was not limited by the Board resolution, the Company would have excess borrowing capacity of $46,087,000 based on collateral. In terms of managing the Company's liquidity, management's primary focus is on increasing deposits to fund future growth. However, the Board may increase its resolution limit on FHLB advances if the Company needs additional liquidity. The Company also uses brokered certificates of deposit as a source of longer-term funding. At December 31, 2007, the Company had $10,034,000 of brokered certificates of deposit on its balance sheet compared to $27,061,000 at December 31, 2006. In 2006, the Company obtained a revolving line of credit with U. S. Bank. The maximum amount that could be borrowed was $10,000,000. The line of credit carried a variable interest rate of 1.50 percent over LIBOR and changed monthly. During 2007, the U.S. Bank unsecured line of credit expired but is expected to be renewed in 2008. In 2006, the Company formed Monroe Bancorp Capital Trust I (Trust). The Trust issued 3,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $3,000,000 in a private placement, and 93 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $93,000. The aggregate proceeds of $3,093,000 were used by the Trust to purchase $3,093,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. On March 20, 2007, the Company formed Monroe Bancorp Statutory Trust II (Statutory Trust). The Statutory Trust issued 5,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $5,000,000 in a private placement, and 155 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $155,000. The aggregate proceeds of $5,155,000 were used by the Statutory Trust to purchase $5,155,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. It bears interest at the annual rate of 6.5225 percent for five years and thereafter bears interest at the rate of the three-month LIBOR plus 1.60 percent. The Company has guaranteed payment of amounts owed by the Statutory Trust to holders of the Capital Securities. The Company's internal Asset/Liability Committee (ALCO) meets regularly to review projected loan demand and discuss appropriate funding sources to adequately manage the Company's gap position and minimize interest rate risk.

The following table shows contractual obligations of the Company.

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Time deposits	$ 290,033	$ 237,646	$ 49,635	$ 2,544	$ 208
Long-term debt obligations (1)	28,376	15,750	341	359	11,926
Capital lease obligations (2)	–	–	–	–	–
Operating lease obligations	822	308	478	36	–
Purchase obligations	518	233	285	–	–
Other long-term liabilities reflected on the balance sheet under GAAP (2)	–	–	–	–	–
Total	$ 319,749	$ 253,937	$ 50,739	$ 2,939	$ 12,134

(1) FHLB advances, loans sold under repurchase agreements and trust preferred debentures

(2) None

Management's Discussion and Analysis *(continued)* *(table dollar amounts in thousands, except share and per share data)*

At the bank holding company level, the Company primarily uses cash to pay dividends to shareholders. Historically, the main source of funding for the holding company is dividends from its subsidiary (the Bank). During 2007, 2006 and 2005 the Bank declared dividends to the holding company of $4,769,000, $1,545,000, and $2,826,000, respectively. As of January 1, 2008, the amount of dividends the Bank can pay to the parent company without prior regulatory approval was $9,628,000, versus $10,586,000 at January 1, 2007. As discussed in Note 11 to the consolidated financial statements and Item 1 of Form 10-K, the Bank is subject to regulation and, among other things, may be limited in its ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the Consolidated Statements of Cash Flows on page 36 may not represent cash immediately available to the holding company.

To provide temporary liquidity and as an alternative to borrowing federal funds, the Company will acquire, from time to time, large-balance certificates of deposit, generally from public entities, for short-term time periods. At December 31, 2007, the Company had $2,486,000 short-term public fund certificates of deposit compared to $624,000 of these deposits as of December 31, 2006.

The Company opened two full-service banking centers in Plainfield and Avon (Hendricks County) in December 2007 and January 2008, respectively. The estimated cost of the Plainfield Banking Center (building, furniture, equipment and land) is $2,779,000. The estimated cost of the Avon Banking Center (building, furniture, equipment and land) is $2,811,000. In 2007, the Company purchased a parcel of land in Noblesville (Hamilton County) on which it expects to open a full-service banking center with an estimated cost of $3,080,000 (building, furniture, equipment and land) during the late summer of 2008. The Company anticipates buying an additional parcel of land in Central Indiana during 2008 for approximately $1,100,000. The Company anticipates using existing capital resources to build the banking centers, and does not expect the outlays to significantly affect liquidity.

Sources and Uses of Cash

The following discussion relates to the Consolidated Statements of Cash Flows (page 36). During 2007, $7,639,000 of cash was provided by operating activities, compared to $7,041,000 during the same period in 2006. The increase in this area was primarily a result of an increase in the provision for loan losses in 2007. During 2007, $36,153,000 was used for investing activities, compared to $39,298,000 in 2006. The decrease in 2007 primarily resulted from a decrease in net loan growth and an increase in proceeds from maturities of securities available for sale in 2007. In 2007, $20,608,000 of cash was provided by financing activities, primarily from increases in certificates of deposit compared to $29,203,000 provided in 2006, primarily from increases in demand and savings deposits. Overall, net cash and cash equivalents decreased $7,906,000 in 2007 compared to a decrease of $3,054,000 in 2006.

Other Income and Expense

	Year Ended December 31,				
	2007	% Change from 2006	2006	% Change from 2005	2005
Other Income					
Service charges and fees on deposit accounts	$ 3,680	1.83%	$ 3,614	2.15%	$ 3,538
Fiduciary activities	2,243	31.86	1,701	10.10	1,545
Commission income	910	15.92	785	(12.78)	900
Realized security gains	49	(57.39)	115	21.05	95
Unrealized security gains	17	(77.03)	74	–	74
Net gains on loan sales	817	(21.82)	1,045	(15.38)	1,235
Debit card interchange	950	22.42	776	20.31	645
Other operating income	1,585	14.69	1,382	12.72	1,226
Total other income	$ 10,251	8.00	$ 9,492	2.53	$ 9,258
Other Expense					
Salaries and employee benefits	$ 12,132	1.15%	$ 11,994	11.28%	$ 10,778
Occupancy and equipment	3,100	(1.62)	3,151	18.73	2,654
Advertising	667	(6.32)	712	9.04	653
Legal fees	566	84.36	307	(41.63)	526
Other	4,161	5.77	3,934	14.26	3,443
Total other expense	$ 20,626	2.63	$ 20,098	11.32	$ 18,054

Other Income

2007 Compared to 2006

Other income increased $759,000, or 8.0 percent, to $10,251,000 compared to $9,492,000 in 2006. This increase occurred primarily due to the following reasons:

- Trust Department income grew by $542,000, or 31.9 percent during 2007. This growth resulted from several factors, most notably: growth in trust assets under management, increased efforts to attract new accounts and our status as the only full-service trust department in Monroe County. Trust assets under management increased to $353,668,000 at December 31, 2007 compared to $271,766,000 at December 31, 2006.

- Debit card fee income increased by $174,000, or 22.4 percent over 2006, due to an increase in debit card use and changes to the Visa interchange fee schedule that took effect early in 2006.

- Commissions from annuity sales and full-service brokerage fees increased $125,000, or 15.9 percent over 2006.

The increases mentioned above, combined with increases in deposit fee revenue, more than offset a $228,000, or 21.8 percent decline in income from mortgages sold in the secondary market. Management anticipated a decline in mortgage sales in 2007 and focused on growing other fee income areas to compensate for the decline.

2006 Compared to 2005

Other income increased $234,000, or 2.5 percent, to $9,492,000 compared to $9,258,000 in 2005. This increase occurred primarily due to the following reasons:

- Trust Department income grew by $156,000, or 10.1 percent during 2006. This growth resulted from several factors, most notably: growth in trust assets under management, increased efforts to attract new accounts and our status as the only full-service trust department in Monroe County. Trust assets under management increased to $271,766,000 at December 31, 2006 compared to $237,026,000 at December 31, 2005.

- Other operating income increased primarily because bank owned life insurance (BOLI) income increased by $130,000, or 12.7 percent over 2005. The increase in BOLI income resulted primarily from the purchase of $3,200,000 of additional insurance near the end of 2005.

- Debit card fee income increased by $131,000, or 20.3 percent over 2005, due to an increase in debit card use and changes to the Visa interchange fee schedule that took effect early in 2006.

The increases mentioned above, combined with increases in deposit fee revenue, more than offset a $190,000, or 15.4 percent decline in income from mortgages sold in the secondary market. Management anticipated a decline in mortgage sales in 2006, and focused on growing other fee income areas to compensate for the decline. The Company also experienced a $115,000, or 12.8 percent decline in commission income from investment sales as this business transitioned from a transaction based commission business into one that is management fees based.

Other Expense

2007 Compared to 2006

Other expense increased $528,000, or 2.6 percent, to $20,626,000 for 2007 compared to $20,098,000 for 2006. The increase in other expense occurred primarily due to the following reasons:

- Salaries and employee benefits increased by $138,000, or 1.2 percent. Salary expense increased by $544,000 (6.7 percent). Annual salary increases contributed approximately $300,000 to the increase in this area. The remainder of the increase was a result of adding personnel to the Bank's wealth management, as well as staff for the new Plainfield and Avon full-service banking centers and other areas. Benefits expense decreased $281,000, primarily due to a $250,000 decrease in the expense of the Company's health insurance plan due to a decrease in claims compared to 2006.

- Legal fees increased $259,000, or 84.4 percent, due to increased focus on credit quality and collection efforts associated with the increased nonperforming loan balances.

- Other operating expenses increased $243,000, or 7.0 percent. The most significant increase in this category was the $197,000 amortization of the Bank's investment in CBAI CDE III, LLC, designed primarily to promote community welfare, such as the economic rehabilitation and development of low-income areas, by providing housing, services or jobs for residents.

These increases were partially offset by a $113,000 decrease in other operating expenses due to the write off of previous building improvements when the Company remodeled its business center in 2006.

2006 Compared to 2005

Other expense increased $2,044,000, or 11.3 percent, to $20,098,000 for 2006 compared to $18,054,000 for 2005. The increase in other expense occurred primarily due to the following reasons:

- Salaries and employee benefits increased by $1,216,000, or 11.3 percent. Salary expense increased by $748,000 (10.2 percent). Annual salary increases contributed approximately $300,000 to the increase in this area. The remainder of the increase was a result of adding personnel to the Bank's wealth management and commercial lending functions, as well as staff for the new Brownsburg full-service banking center and other areas. Benefits expense increased $489,000, primarily due to a $402,000 increase in the expense of the Company's health insurance plan due to a significant increase in claims compared to 2005.

- Occupancy and equipment expense increased by $497,000, or 18.7 percent. Occupancy expense increased primarily due to the opening of the Bank's Brownsburg full-service banking center, a significant expansion to the Bank's operations center, which was completed early in 2006, and a major renovation of the Bank's Business Center (formerly called the Loan Center).

- Other operating expenses increased $491,000, or 14.3 percent. The only significant increase in this category was a write off of $113,000 of previous building improvements when the Company remodeled its business center.

These increases were partially offset by a $219,000, or 41.6 percent decrease in legal fees. A lawsuit with a builder who filed bankruptcy and his related entities, which had been ongoing since 2003, was partially settled in early 2006 and legal fees decreased significantly as a result.

Income Taxes

The Company records a provision for income taxes currently payable, along with a provision for those taxes payable in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The major differences between the effective tax rate applied to the Company's financial statement income and the federal and state statutory rate of approximately 40 percent are interest on tax-exempt securities, the Bank's investment in CBAI CDE III, LLC, and the increase in cash surrender value of the Bank's owned life insurance.

The Company's effective tax rate was 26.6 percent, 30.1 percent, and 33.7 percent in 2007, 2006 and 2005, respectively. The tax rate decreased in 2007 and 2006 primarily because tax-exempt income has become an increasingly larger percentage of total pre-tax income.

Financial Condition

Overview

Total assets increased to $778,080,000 at December 31, 2007, a 4.0 percent increase from $748,193,000 at December 31, 2006, with the majority of this growth occurring in the loan portfolio. This growth was funded primarily by an increase in deposits.

Securities

Securities (trading and investment) owned by the Company increased to $125,658,000 at December 31, 2007, from $120,250,000 at December 31, 2006, an increase of $5,408,000, or 4.5 percent.

Loans

Loans (excluding loans held for resale) increased to $581,857,000 at December 31, 2007, which was $24,939,000, or 4.5 percent higher than at December 31, 2006. The largest growth occurred in the multi-family residential loan portfolio which grew $9,894,000, or 16.6 percent and business line of credit loans which grew $7,279,000, or 17.0 percent. Central Indiana market loans grew $19,598,000 during 2007, while loans in the Bank's core market of Monroe County and its surrounding counties grew by $5,770,000. Commercial real estate loans are the largest segment of the loan portfolio. During 2007, the Company sold $58,489,000 of fixed- and variable-rate mortgages compared to $72,772,000 in 2006. Management expects growth to continue in the Central Indiana region in 2008 with the recent opening of two full-service banking centers in Hendricks County in addition to the anticipated opening of a full-service banking center in Hamilton County in the late summer of 2008.

Asset Quality and Provision for Loan Losses

The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the appropriateness of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review provided by an outside accounting firm. The evaluation takes into consideration identified credit problems from individually evaluated loans, as well as historical loss experience, adjusted for relevant qualitative environmental factors, for loans evaluated collectively and management's estimation of expected loan losses inherent in the loan portfolio. Qualitative environmental factors considered during the analysis include: national and local economic trends, trends in delinquencies and charge-offs, trends in volume and terms of loans (including concentrations within industries), recent changes in underwriting standards, experience and depth of lending staff and industry conditions. A complete discussion of this process is contained in the Critical Accounting Policies on pages 22-23 and Note 1 of the Notes to Consolidated Financial Statements on pages 37-39.

At December 31, 2007, impaired loans totaled $8,520,000, a significant increase from $1,343,000 at December 31, 2006. An allowance for losses was not deemed necessary for impaired loans totaling $5,143,000 because full repayment of principal and interest was expected, but an allowance of $246,000 was recorded for the remaining balance of impaired loans of $3,377,000.

Net loans charged off during 2007 were $1,525,000 or 0.27 percent of average loans compared to $641,000 or 0.12 percent of average loans in 2006. At December 31, 2007, nonperforming assets (nonaccrual loans, restructured loans, 90-day past due loans still accruing and other real estate owned) were $8,214,000, or 1.06 percent of total assets, a $5,717,000 increase from $2,497,000, or 0.33 percent of total assets, at December 31, 2006. Although nonperforming assets increased significantly in 2007, management believes overall credit quality of the loan portfolio is good.

At December 31, 2007, the allowance for loan losses was $6,654,000 up from $6,144,000 at year-end 2006. The 2007 provision for loan losses was $2,035,000, an $835,000 increase from the $1,200,000 provision taken in 2006. Factors taken into consideration when determining the amount taken to the reserve for loan losses include, but are not limited to: local and national economic conditions, the Company's entrance into a new market in Central Indiana, and trends in volume and concentrations within the loan portfolio. The Company's ratio of allowance for loan losses to total portfolio loans at year-end 2007 was 1.14 percent, up slightly from 1.10 percent at December 31, 2006. Management believes the reserve is adequate to cover the loss exposure inherent to the loan portfolio.

Deposits

Deposits were $619,717,000 at December 31, 2007, an increase of $30,389,000, or 5.2 percent compared to $589,328,000 on December 31, 2006. Year-end balances skew the growth in deposits, so changes in average December balances will be discussed. Average deposits for December 2007 were $639,704,000 compared to $614,184,000 average deposits in December 2006, an increase of $25,520,000. Approximately $27,174,000 of average deposit growth occurred in non-brokered CDs over $100,000 while CDs under $100,000 grew $18,030,000. Average brokered CDs declined from an average of $29,423,000 in December 2006 to an average of $10,034,000 in December 2007. Average not-for-profit and public fund NOW account deposits grew $4,482,000 and average IRA accounts grew $3,575,000. While generating core deposits remains a priority, management uses the brokered CD market as an alternative source of funding. Interest-bearing deposit accounts remain the largest single source of the Company's funds. Complete details of growth by account type are disclosed in Note 6 on page 43 of the Notes to the Consolidated Financial Statements.

Borrowings

Aside from the core deposit base and large denomination certificates of deposit (including brokered CDs) mentioned previously, the remaining funding sources include short-term and long-term borrowings. Borrowings consist of federal funds purchased from other financial institutions on an overnight basis, retail repurchase agreements, which mature daily, FHLB advances, a revolving line of credit, a trust preferred debenture and loans sold under agreements to repurchase.

At December 31, 2007 repurchase agreements were $43,195,000, compared to $70,784,000 at December 31, 2006. The Company had $24,850,000 federal funds purchased at December 31, 2007, compared to $2,075,000 purchased at year-end 2006. FHLB advances totaled $18,273,000 at December 31, 2007 compared to $19,430,000 at December 31, 2006. The Company obtained a $10,000,000 revolving line of credit during 2006 which expired in 2007 and had no balance at December 31, 2007 compared to a balance of $800,000 at December 31, 2006. The Company issued trust preferred securities during 2007 and the aggregate proceeds of $5,155,000 were used by the Statutory Trust to purchase $5,155,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Company also issued trust preferred securities during 2006 and the aggregate proceeds of $3,093,000 were used by the Trust to purchase $3,093,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company.

Capital

The Company's capital strength continues to exceed regulatory minimums and the Company is considered to be "well-capitalized" as defined by its regulatory agencies. The Tier 1 capital-to-average assets ratio (leverage ratio) was 8.1 percent at December 31, 2007 and 7.7 percent at year-end 2006. At December 31, 2007, the Company had a Tier 1 risk-based capital ratio of 10.3 percent, total risk-based capital percentage of 11.4 percent and a leverage ratio of 8.1 percent. Regulatory capital guidelines require a Tier 1 risk-based capital ratio of 4.0 percent and a total risk-based capital ratio of 8.0 percent. Complete details of the Company's capital ratios are disclosed in Note 12 on pages 47-48 of the Notes to the Consolidated Financial Statements.

Refer to the Liquidity section (page 27-28) of this Management's Discussion and Analysis for a complete discussion of the Company's 2007 and planned 2008 building and remodeling projects. The Company anticipates using existing capital resources to build the banking centers and does not expect the outlays to significantly affect capital levels. Management believes the Company can maintain its "well-capitalized" rating over a range of reasonable asset growth rates, net income growth rates and dividend payout ratios for the next several years. Management will regularly forecast and evaluate capital adequacy and take action to modify its capital level as required by changing circumstances and opportunities.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholders
Monroe Bancorp
Bloomington, Indiana

We have audited the accompanying consolidated balance sheets of Monroe Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monroe Bancorp as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Monroe Bancorp's internal control over financial reporting as of December 31, 2007 based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2008 expressed unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Indianapolis, Indiana
February 29, 2008

Consolidated Balance Sheets *(dollar amounts in thousands, except share and per share data)*

	December 31,	
	2007	**2006**
Assets		
Cash and due from banks	$ 19,929	$ 24,415
Federal funds sold	1,077	5,803
Interest-earning deposits	4,634	3,328
Total cash and cash equivalents	25,640	33,546
Trading securities, at fair value	3,647	3,557
Investment securities		
Available for sale	121,005	115,040
Held to maturity (fair value of $1,040 and $1,652)	1,006	1,653
Total investment securities	122,011	116,693
Loans	581,857	556,918
Less: Allowance for loan losses	(6,654)	(6,144)
Loans, net of allowance for loan losses	575,203	550,774
Loans held for sale	2,974	2,545
Premises and equipment	20,029	15,411
Federal Home Loan Bank of Indianapolis stock, at cost	2,312	2,312
Other assets	26,264	23,355
Total Assets	$ 778,080	$ 748,193
Liabilities		
Deposits		
Noninterest-bearing	$ 81,542	$ 79,783
Interest-bearing	538,175	509,545
Total deposits	619,717	589,328
Borrowings	96,421	98,079
Other liabilities	7,490	7,281
Total Liabilities	723,628	694,688
Commitments and Contingent Liabilities		
Shareholders' Equity		
Common stock, no-par value		
Authorized, 18,000,000 shares		
Issued and outstanding - 6,227,550 and 6,515,342 shares, respectively	137	137
Additional paid-in capital	4,349	9,284
Retained earnings	49,881	45,136
Accumulated other comprehensive income (loss)	223	(818)
Unearned ESOT shares	(138)	(234)
Total Shareholders' Equity	54,452	53,505
Total Liabilities and Shareholders' Equity	$ 778,080	$ 748,193

See notes to consolidated financial statements.

Consolidated Income Statements

(dollar amounts in thousands, except share and per share data)

	Year Ended December 31,		
	2007	**2006**	**2005**
Interest Income			
Loans receivable	$ 42,358	$ 39,363	$ 30,878
Investment securities			
Taxable	4,051	3,561	3,286
Tax exempt	1,241	1,010	483
Trading	117	106	82
Federal funds sold	599	491	104
Other interest income	108	112	46
Total interest income	48,474	44,643	34,879
Interest Expense			
Deposits	21,639	18,005	11,028
Borrowings	3,796	3,973	3,027
Total interest expense	25,435	21,978	14,055
Net Interest Income	23,039	22,665	20,824
Provision for loan losses	2,035	1,200	1,140
Net Interest Income After Provision for Loan Losses	21,004	21,465	19,684
Other Income			
Fiduciary activities	2,243	1,701	1,545
Service charges on deposit accounts	3,680	3,614	3,538
Commission income	910	785	900
Realized and unrealized gains on securities	66	189	169
Net gains on loan sales	817	1,045	1,235
Debit card interchange	950	776	645
Other income	1,585	1,382	1,226
Total other income	10,251	9,492	9,258
Other Expenses			
Salaries and employee benefits	12,132	11,994	10,778
Net occupancy and equipment expense	3,100	3,151	2,654
Director and committee fees	195	177	185
Appreciation in directors' and executives' deferred compensation plans	267	301	187
Legal fees	566	307	526
Advertising	667	712	653
Other expense	3,699	3,456	3,071
Total other expenses	20,626	20,098	18,054
Income before income tax	10,629	10,859	10,888
Income tax expense	2,823	3,273	3,665
Net Income	$ 7,806	$ 7,586	$ 7,223
Basic Earnings Per Share	$ 1.240	$ 1.154	$ 1.094
Diluted Earnings Per Share	$ 1.235	$ 1.150	$ 1.091
Weighted-Average Shares Outstanding-Basic	6,294,519	6,574,092	6,603,654
Weighted-Average Shares Outstanding-Diluted	6,320,317	6,596,772	6,623,616

See notes to consolidated condensed financial statements.

Consolidated Statements of Shareholders' Equity

(dollar amounts in thousands, except share and per share data)

	Common Stock Shares Outstanding	Common Stock Amount	Additional Paid in Capital	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Employee Stock Ownership Trust Shares	Total
Balances, January 1, 2005	6,035,110	$ 137	$ 1,592		$46,267	$ (198)	$ (414)	$47,384
Comprehensive Income:								
Net income				$ 7,223	7,223			7,223
Other comprehensive income - unrealized losses on securities, net of tax and reclassification adjustment				(1,067)		(1,067)		(1,067)
Comprehensive Income.				$ 6,156				
ESOT shares earned.			19				79	98
Tax effect of nonqualified options exercised			8					8
Repurchase of stock, at cost	(3,826)		(66)					(66)
Stock options exercised.	5,000		66					66
Ten percent (10%) stock dividend (net of fractional shares)	603,558		9,658		(9,658)			
Cash dividend ($0.4745 per share)					(3,132)			(3,132)
Balances, December 31, 2005	6,639,842	137	11,277		40,700	(1,265)	(335)	50,514
Comprehensive Income:								
Net income				$ 7,586	7,586			7,586
Other comprehensive income - unrealized gains on securities, net of tax and reclassification adjustment				447		447		447
Comprehensive Income.				$ 8,033				
ESOT shares earned.			53				101	154
Stock option compensation expense			65					65
Repurchase of stock, at cost	(130,000)		(2,162)					(2,162)
Stock options exercised.	5,500		51					51
Cash dividend ($0.4800 per share)					(3,150)			(3,150)
Balances, December 31, 2006	6,515,342	137	9,284		45,136	(818)	(234)	53,505
Comprehensive Income:								
Net income				$ 7,806	7,806			7,806
Other comprehensive income - unrealized gains on securities, net of tax and reclassification adjustment				1,041		1,041		1,041
Comprehensive Income.				$ 8,847				
ESOT shares earned.			60				96	156
Stock option compensation expense			67					67
Repurchase of stock, at cost	(287,792)		(5,062)					(5,062)
Cash dividend ($0.4900 per share)					(3,061)			(3,061)
Balances, December 31, 2007	6,227,550	$ 137	$ 4,349		$49,881	$ 223	$ (138)	$54,452

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(dollar amounts in thousands, except share and per share data)

	Year Ended December 31,		
Operating Activities	**2007**	**2006**	**2005**
Net income	$ 7,806	$ 7,586	$ 7,223
Items not requiring cash:			
Provision for loan losses	2,035	1,200	1,140
Depreciation and amortization	1,077	1,150	1,015
Deferred income tax	(152)	(233)	(407)
Investment securities amortization, net	(45)	39	213
Investment securities gains including redemptions	(49)	(115)	(82)
Net change in trading securities	(42)	(94)	(185)
(Gain) loss on disposal of premises and equipment	(65)	113	–
Origination of loans held for sale	(58,918)	(75,246)	(80,301)
Proceeds from sale of loans held for sale	59,306	75,053	82,968
Gain on sale of loans held for sale	(817)	(1,044)	(1,235)
ESOT shares earned	156	154	98
(Gain) loss on sale of foreclosed assets	6	–	–
Stock-based compensation expense	67	65	–
Tax effect of nonqualified stock options exercised	–	–	8
Net change in:			
Interest receivable and other assets	(2,598)	(1,928)	(634)
Interest payable and other liabilities	(128)	341	1,032
Net cash provided by operating activities	7,639	7,041	10,853
Investing Activities			
Purchases of securities available for sale	(46,963)	(41,326)	(50,152)
Proceeds from maturities of securities available for sale	42,143	35,802	19,503
Proceeds from sales of securities available for sale	249	1,990	14,354
Purchases of securities held to maturity	–	(1,006)	(981)
Proceeds from maturities of securities held to maturity	647	1,712	9,075
Net change in loans	(27,235)	(33,401)	(50,562)
Purchase of premises and equipment	(5,282)	(3,302)	(2,479)
Proceeds from sale of premises and equipment	223	–	–
Proceeds from foreclosed asset sale	65	–	–
Purchase of bank owned life insurance (BOLI)	–	–	(3,200)
Sale (purchase) of FHLB stock	–	233	(106)
Net cash used in investing activities	(36,153)	(39,298)	(64,548)
Financing Activities			
Net change in:			
Noninterest-bearing, interest-bearing demand and savings deposits	(12,102)	32,593	31,894
Certificates of deposit	42,492	(19,447)	60,753
Borrowings	(5,657)	32,575	(16,367)
Proceeds from Federal Home Loan Bank advances	–	1,765	18,000
Repayments of Federal Home Loan Bank advances	(1,157)	(16,115)	(22,249)
Proceeds from trust preferred debentures	5,155	3,093	–
Stock options exercised	–	51	66
Repurchase of common stock	(5,062)	(2,162)	(66)
Cash dividends paid	(3,061)	(3,150)	(3,132)
Net cash provided by financing activities	20,608	29,203	68,899
Net Change in Cash and Cash Equivalents	(7,906)	(3,054)	15,204
Cash and Cash Equivalents, Beginning of Year	33,546	36,600	21,396
Cash and Cash Equivalents, End of Year	$ 25,640	$ 33,546	$ 36,600
Additional Cash Flows Information			
Interest paid	$ 24,995	$ 21,880	$ 13,527
Income tax paid	2,925	3,782	4,045

See notes to consolidated financial statements.

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Monroe Bancorp ("Company") and its wholly-owned subsidiary, Monroe Bank ("Bank") and the Bank's wholly owned subsidiary MB Portfolio Management, Inc. ("MB") and MB's wholly owned subsidiary MB REIT, Inc., conform to accounting principles generally accepted in the United States of America and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a bank holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a state bank charter and provides full banking services, including trust services. As a state bank, the Bank is subject to regulation by the Department of Financial Institutions, State of Indiana, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Monroe, Hendricks, Hamilton, Jackson and Lawrence Counties in Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation - The consolidated financial statements include the accounts of the Company, Bank and MB after elimination of all material inter-company transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Trading Activities are engaged in by the Company and consist of investments in various mutual funds held in grantor trusts formed by the Company in connection with a deferred compensation plan. Securities that are held principally for resale in the near term are recorded in the trading assets account at fair value. Gains and losses, both realized and unrealized, are included in other income. Interest and dividends are included in net interest income.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics, or discounted cash flows.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity or included in the trading account and marketable equity securities not classified as trading are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

Allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Note 1: Nature of Operations and Summary of Significant Accounting Policies (continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreements. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify smaller balance consumer and residential loans for impairment and disclosure.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using primarily the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Comprehensive income consists solely of net income and unrealized gains and losses on securities available for sale, net of tax.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, on January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation of FIN 48, the Company did not identify any uncertain tax positions that it believes should be recognized in the financial statements.

Stock options - At December 31, 2007, the Company had a stock-based employee compensation plan, which is described more fully in Note 15. Prior to 2006, the Company accounted for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, in 2005, no stock-based employee compensation cost was reflected in net income, as all options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the grant date.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*. The Company selected the modified prospective application. Accordingly, after January 1, 2006, the Company began expensing the fair value of stock options granted, modified, repurchased or cancelled.

The table on the following page illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation. Table dollar amounts are in thousands except share and per share data.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 1: Nature of Operations and Summary of Significant Accounting Policies (continued)

	Year Ended December 31, 2005
Net Income	
As reported	$ 7,223
Less: Total stock-based employee compensation costs determined under the fair-value based method, net of income taxes	(39)
Pro forma	$ 7,184
Basic Earnings Per Share	
As reported	$ 1.094
Pro forma	1.088
Diluted earnings per share	
As reported	1.091
Pro forma	1.085

Earnings per share have been computed based upon the weighted-average common and common equivalent shares outstanding during each year. Unearned ESOT shares have been excluded from average shares outstanding.

Reclassifications of certain amounts in the 2006 and 2005 consolidated financial statements have been made to conform to the 2007 presentation.

Note 2: Restriction on Cash and Due from Banks

Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2007 was $2,833,000.

Note 3: Investment Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
Available for Sale				
Federal agencies	$ 28,205	$ 127	$ 62	$ 28,270
Corporate bonds	1,994	–	13	1,981
State and municipal	37,583	267	18	37,832
Mortgage-backed securities	49,890	278	205	49,963
Marketable equity securities	3,000	–	41	2,959
Total available for sale	120,672	672	339	121,005
Held to Maturity				
Federal agencies	1,005	34	–	1,039
Mortgage-backed securities	1	–	–	1
Total held to maturity	1,006	34	–	1,040
Total investment securities	$ 121,678	$ 706	$ 339	$ 122,045

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 3: Investment Securities (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
Available for Sale				
Federal agencies	$ 39,174	$ 9	$ 450	$ 38,733
State and municipal	34,236	73	212	34,097
Mortgage-backed securities	39,879	62	653	39,288
Marketable equity securities	3,000	–	78	2,922
Total available for sale	116,289	144	1,393	115,040
Held to Maturity				
Federal agencies	1,006	–	1	1,005
State and municipal	645	–	–	645
Mortgage-backed securities	2	–	–	2
Total held to maturity	1,653	–	1	1,652
Total investment securities	$ 117,942	$ 144	$ 1,394	$ 116,692

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 12,735	$ 12,732	$ –	$ –
One to five years	46,868	47,100	1,005	1,039
Five to ten years	8,179	8,251	–	–
	67,782	68,083	1,005	1,039
Mortgage-backed securities	49,890	49,963	1	1
Marketable equity securities	3,000	2,959	–	–
Totals	$ 120,672	$ 121,005	$ 1,006	$ 1,040

Securities with a carrying value of $62,757,000 and $76,094,000 were pledged at December 31, 2007 and 2006 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2007, 2006 and 2005 were $249,000, $1,990,000 and $14,354,000. There were no gross gains realized in 2007, whereas gross gains of $60,000 were realized on 2006 sales, and gross gains of $107,000 and gross losses of $25,000 were realized on the 2005 sales. During 2007, the Bank realized a gain of $1,000 on a redeemed available for sale security. There were no redemptions of available for sale securities in 2006 or 2005.

There were no sales of held-to-maturity securities during the three years in the period ended December 31, 2007.

Trading securities, which consist of mutual funds held in a rabbi trust associated with the directors' and executives' deferred compensation plans, are recorded at fair value. Unrealized holding gains on trading securities of $17,000, $74,000 and $74,000 were included in earnings in 2007, 2006 and 2005, respectively.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2007 and 2006, was $45,222,000 and $95,489,000, which is approximately 37.1 percent and 81.8 percent respectively, of the Company's available-for-sale and held-to-maturity investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 3: Investment Securities (continued)

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The table below shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006:

	December 31, 2007					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ 2,716	$ (9)	$ 12,845	$ (52)	$ 15,561	$ (61)
Corporate bonds	1,981	(13)	–	–	1,981	(13)
Mortgage-backed securities	1,202	(3)	16,126	(203)	17,328	(206)
State and political subdivisions	254	–	7,139	(18)	7,393	(18)
Marketable equity securities	–	–	2,959	(41)	2,959	(41)
Total temporarily impaired securities	$ 6,153	$ (25)	$ 39,069	$ (314)	$ 45,222	$ (339)

	December 31, 2006					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ 3,479	$ (5)	$ 32,528	$ (446)	$ 36,007	$ (451)
Mortgage-backed securities	8,394	(23)	22,770	(630)	31,164	(653)
State and political subdivisions	10,269	(32)	15,127	(180)	25,396	(212)
Marketable equity securities	–	–	2,922	(78)	2,922	(78)
Total temporarily impaired securities	$ 22,142	$ (60)	$ 73,347	$ (1,334)	$ 95,489	$ (1,394)

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 4: Loans and Allowance

	December 31, 2007	December 31, 2006
Commercial and industrial loans	$ 102,781	$ 92,528
Real estate loans	357,727	347,268
Construction loans	101,011	97,006
Agricultural production financing and other loans to farmers	1,542	1,384
Individuals' loans for household and other personal expenditures	18,349	18,696
Tax-exempt loans	447	36
	581,857	556,918
Allowance for loan losses	(6,654)	(6,144)
Loans, net of allowance for loan losses	$ 575,203	$ 550,774

	Year Ended December 31, 2007	2006	2005
Allowance for Loan Losses			
Balances, January 1	$ 6,144	$ 5,585	$ 5,194
Provision for losses	2,035	1,200	1,140
Recoveries on loans	580	437	261
Loans charged off	(2,105)	(1,078)	(1,010)
Balances, December 31	$ 6,654	$ 6,144	$ 5,585
Information on impaired loans is summarized below.			
Impaired loans with an allowance	$ 3,377	$ 439	$ 190
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	5,143	904	1,039
Total impaired loans	$ 8,520	$ 1,343	$ 1,229
Allowance for impaired loans (included in the Company's allowance for loan losses)	$ 246	$ 45	$ 8
Average balance of impaired loans	5,315	1,027	1,754
Interest income recognized on impaired loans	354	68	23
Cash-basis interest included above	338	46	23

Note 1 (Nature of Operations and Summary of Significant Accounting Policies) defines impaired loans. A specific allowance is made for impaired loans when management believes the discounted cash flows or collateral value does not exceed the carrying value of the loan.

At December 31, 2007 and 2006, accruing loans delinquent 90 days or more totaled $435,000 and $644,000, respectively. Nonaccruing loans at December 31, 2007 and 2006 were $6,919,000 and $1,670,000, respectively.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 5: Premises and Equipment

	December 31, 2007	December 31, 2006
Land	$ 5,485	$ 3,556
Buildings	15,938	13,165
Equipment	8,455	6,817
Total cost	29,878	23,538
Accumulated depreciation	(9,849)	(8,460)
Net	$ 20,029	$ 15,078

Note 6: Deposits

	December 31, 2007	December 31, 2006
Noninterest-bearing deposits	$ 81,542	$ 79,783
NOW and money market deposits	230,430	244,120
Savings deposits	17,712	17,883
Certificates and other time deposits of $100,000 or more	128,602	116,041
Other certificates and time deposits	161,431	131,501
Total deposits	$ 619,717	$ 589,328

Certificates and other time deposits maturing in years ending December 31:

2008	$ 237,646
2009	46,146
2010	3,489
2011	1,493
2012	1,051
Thereafter	208
	$ 290,033

In 2005, the Bank began using brokered certificates of deposit as a source of funding. The balance of brokered deposits was $10,034,000, or 1.6 percent of total deposits at December 31, 2007 and $27,061,000, or 4.6 percent of total deposits at December 31, 2006.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 7: Borrowings

	December 31, 2007	December 31, 2006
Federal funds purchased	$ 24,850	$ 2,075
Federal Home Loan Bank advances	18,273	19,430
Subordinated debentures	8,248	3,093
Securities sold under repurchase agreements	43,195	70,784
Other debt	–	800
Loans sold under repurchase agreements	1,855	1,897
Total borrowings	$ 96,421	$ 98,079

Federal funds purchased are overnight borrowings from other financial institutions.

Securities sold under agreements to repurchase ("repurchase agreements") consist of obligations of the Company to other parties. All obligations mature daily. The obligations are secured by investment securities and such collateral is held by the Company. The maximum amount of outstanding agreements at any month-end during 2007 and 2006 totaled $65,589,000 and $70,784,000 and the daily average of such agreements totaled $49,884,000 and $54,644,000.

At December 31, 2007, one construction company had a repurchase agreement balance exceeding 10 percent of total equity capital. The balance in this account was $6,062,000. The obligation matures on a daily basis.

The Federal Home Loan Bank (FHLB) advances at rates ranging from 3.10 percent to 5.77 percent are secured by first-mortgage loans and the guaranteed portion of SBA loans totaling $97,428,000. Advances are subject to restrictions or penalties in the event of prepayment. The repurchase agreements allow the Company, at its option, to call the loans at any time.

Other debt at December 31, 2006 consisted of an unsecured line of credit with U. S. Bank. Interest was payable quarterly and principal was payable October 30, 2007. The maximum amount that could be borrowed was $10,000,000. The line of credit carried a variable interest rate of 1.50 percent over LIBOR and changed monthly. During 2007, the U.S. Bank unsecured line of credit expired but was renewed in January of 2008.

On July 24, 2006, the Company formed Monroe Bancorp Capital Trust I (Capital Trust). The Capital Trust issued 3,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $3,000,000 in a private placement, and 93 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $93,000. The aggregate proceeds of $3,093,000 were used by the Capital Trust to purchase $3,093,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. It bears interest at the annual rate of 7.1475 percent for five years and thereafter bears interest at the rate of the three-month LIBOR plus 1.60 percent. The Company has guaranteed payment of amounts owed by the Capital Trust to holders of the Capital Securities.

On March 20, 2007, the Company formed Monroe Bancorp Statutory Trust II (Statutory Trust). The Statutory Trust issued 5,000 shares of Fixed/Floating Rate Capital Securities with a liquidation amount of $5,000,000 in a private placement, and 155 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $155,000. The aggregate proceeds of $5,155,000 were used by the Statutory Trust to purchase $5,155,000 in Fixed/Floating Rate Junior Subordinated Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years and may be called without a penalty after five years. It bears interest at the annual rate of 6.5225 percent for five years and thereafter bears interest at the rate of the three-month LIBOR plus 1.60 percent. The Company has guaranteed payment of amounts owed by the Statutory Trust to holders of the Capital Securities.

Maturities of FHLB advances, securities sold under repurchase agreements and loans sold under repurchase agreements in years ending December 31:

	Federal Home Loan Bank Advances	Loans Sold Under Repurchase Agreements
2008	$ 15,750	$ –
2009	152	27
2010	162	–
2011	169	–
2012	190	–
Thereafter	1,850	1,828
	$ 18,273	$ 1,855

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 8: Income Tax

	Year Ended December 31		
	2007	2006	2005
Income Tax Expense			
Currently payable	$ 2,975	$ 3,506	$ 4,072
Deferred	(152)	(233)	(407)
Total income tax expense	$ 2,823	$ 3,273	$ 3,665
Reconciliation of Federal Statutory to Actual Tax Expense			
Federal statutory income tax at 34%	$ 3,614	$ 3,692	$ 3,702
Tax-exempt interest	(455)	(404)	(176)
Effect of state income taxes	(62)	183	293
Cash surrender value of life insurance	(174)	(171)	(127)
New market tax credit	(173)	–	–
Other	73	(27)	(27)
Actual tax expense	$ 2,823	$ 3,273	$ 3,665

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	December 31,	
	2007	2006
Assets		
Allowance for loan losses	$ 2,615	$ 2,412
Deferred loan fees	71	50
Executive management & directors' deferred compensation plans	1,527	1,470
Accrued vacation	–	27
Net unrealized losses on available for sale securities	–	431
Nonqualified stock options	31	15
Unrealized gains - mortgage loans held for sale	15	8
Total assets	4,259	4,413
Liabilities		
Depreciation	(910)	(863)
FHLB stock dividends	(95)	(95)
Change in prepaid expenses	(124)	(208)
Unrealized gains – trading accounts	(129)	(89)
Unrealized gains – available for sale	(108)	–
Other	(219)	(97)
Total liabilities	(1,585)	(1,352)
Net deferred tax asset	$ 2,674	$ 3,061

The tax expense applicable to realized securities gains for years ending December 31, 2007, 2006 and 2005 was $20,000, $42,000 and $33,000, respectively.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 9: Other Comprehensive Income (Loss)

	2007		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities			
Unrealized holding gains arising during the year	$ 1,585	$ 543	$ 1,042
Less: reclassification adjustment for gains realized in net income	1	–	1
Net unrealized gains	$ 1,584	$ 543	$ 1,041

	2006		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on securities			
Unrealized holding gains arising during the year	$ 731	$ 244	$ 487
Less: reclassification adjustment for gains realized in net income	60	20	40
Net unrealized gains	$ 671	$ 224	$ 447

	2005		
	Before-Tax Amount	Tax Expense (Benefit)	Net-of-Tax Amount
Unrealized losses on securities			
Unrealized holding losses arising during the year	$ (1,539)	$ (526)	$ (1,013)
Less: reclassification adjustment for gains realized in net income	82	28	54
Net unrealized losses	$ (1,621)	$ (554)	$ (1,067)

Note 10: Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss, in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

	2007	2006
Commitments to extend credit	$ 20,394	$ 35,499
Unused lines of credit and letters of credit	126,086	121,179

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 10: Commitments and Contingent Liabilities (continued)

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

The Bank leases operating facilities under operating lease arrangements expiring October 31, 2008 through August 31, 2011. Rental expense included in the consolidated statements of income for the years ended December 31, 2007 and 2006 was $401,000 and $441,000.

Future minimum lease payments under the leases are:

2008	$	308
2009		252
2010		226
2011		36
2012		–
Thereafter		–
Total minimum lease payments	$	822

The Company and Bank are from time to time subject to other claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 11: Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. Total shareholders' equity of the Bank at December 31, 2007 was $62,025,000 of which $52,397,000 was restricted from dividend distribution to the Company.

Note 12: Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically under-capitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2007 and 2006, the Company and the Bank are categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2007 that management believes have changed the Company's or Bank's classification.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 12: Regulatory Capital (continued)

The actual and required capital amounts and ratios are as follows:

	Actual		Required for Adequate Capital (1)		To Be Well-Capitalized (1)	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
Total capital (1) (to risk-weighted assets)						
Consolidated	$ 69,106	11.37%	$ 48,624	8.00%	N/A	N/A
Bank	68,430	11.33	48,325	8.00	$ 60,406	10.00%
Tier I capital (1) (to risk-weighted assets)						
Consolidated	62,452	10.28	24,312	4.00	N/A	N/A
Bank	61,776	10.23	24,162	4.00	36,244	6.00
Tier I capital (1) (to average assets)						
Consolidated	62,452	8.14	30,701	4.00	N/A	N/A
Bank	61,776	8.09	30,548	4.00	38,185	5.00
As of December 31, 2006						
Total capital (1) (to risk-weighted assets)						
Consolidated	$ 63,513	11.08%	$ 45,852	8.00%	N/A	N/A
Bank	64,127	11.26	45,568	8.00	$ 56,960	10.00%
Tier I capital (1) (to risk-weighted assets)						
Consolidated	57,369	10.01	22,926	4.00	N/A	N/A
Bank	57,983	10.18	22,784	4.00	34,176	6.00
Tier I capital (1) (to average assets)						
Consolidated	57,369	7.70	29,800	4.00	N/A	N/A
Bank	57,983	7.82	29,658	4.00	37,073	5.00

(1) As defined by regulatory agencies

Note 13: Employee Benefit Plans

The Bank maintains an employee stock ownership plan and related trust ("trust") that covers substantially all full-time employees and invests primarily in Company stock.

The trust has borrowed funds from the Company which were used to acquire a total of 112,077 shares of the Company's stock (55,000 shares in 2001, 2,077 shares in 2000 and 55,000 shares in 1996). Accordingly, the stock acquired by the trust is reflected as a reduction to shareholders' equity. As the debt is repaid, shares are released and allocated to participants' accounts based on their level of compensation during the year. The difference between the cost of shares earned and their fair value is reflected as a change in additional paid-in capital when committed to be released to participant accounts. Dividends paid on allocated shares reduce retained earnings. Dividends paid on unreleased shares are allocated to participants and recorded as compensation expense. Trust expense includes the fair value of shares earned and discretionary cash contributions.

Information about trust shares and expense for 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Shares allocated to participants' accounts	273,300	268,310	285,982
Shares earned during the year and released for allocation	9,200	9,600	7,444
Unreleased shares	13,100	22,300	31,900
Fair value of unreleased shares	$ 210	$ 374	$ 510
Total trust expense	$ 167	$ 169	$ 120

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 13: Employee Benefit Plans (continued)

The Company maintains a deferred-compensation plan that enables directors to elect to defer receipt of directors' fees and certain members of management to defer compensation. The Company has established grantor trusts which were funded with an amount equal to the accrued liability under the plan. Those funds, as well as elective deferrals from 1999 forward, are invested in various mutual funds and can be invested in Monroe Bancorp stock, at the participants' direction. The amount payable under the plan is related to the performance of the funds. The change in fair value of the mutual funds is recognized as trading gain or loss and an offsetting expense or benefit is recognized as directors' compensation. The asset and corresponding liability recognized under this plan at December 31, 2007 and 2006 was $3,647,000 and $3,557,000, respectively.

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 100 percent for the first 3 percent and 50 percent of the next 2 percent of base salary contributed by participants. The Company's expense for the plan was $292,000 for 2007, $273,000 for 2006, and $257,000 for 2005.

Note 14: Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers and significant shareholders of the Company and the Bank and their affiliates or associates ("related parties"). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

Balances, January 1, 2007	$ 5,688
Change in composition	(3,708)
New loans, including renewals	21,570
Payments, etc., including renewals	(16,373)
Balances, December 31, 2007	$ 7,177

Deposits from related parties held by the Bank at December 31, 2007 and 2006 totaled approximately $10,345,000 and $6,044,000, respectively.

Note 15: Stock Option Plan

The Company's incentive stock option plan ("Plan"), which is shareholder approved, permits the grant of share options to certain employees for up to 638,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to or greater than the market price of the Company's stock at the date of grant; those option awards generally vest based on three to four years of continuous service and have ten-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan). The Company generally issues shares from its authorized shares to satisfy option exercises.

The fair value of each option award is estimated on the date of grant using a binomial option valuation model that uses the assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U. S. Treasury yield curve in effect at the time of the grant.

	2007	2006	2005
Risk-free interest rates	5.16%	–	4.36%
Dividend yields	2.93%	–	3.13%
Volatility factors of expected market price of common stock	13.26%	–	14.78%
Weighted-average expected life of the options	7 years	–	7 years

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 15: Stock Option Plan (continued)

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended, is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, beginning of year	358,250	$ 18.30		
Granted	13,000	16.83		
Exercised	–	–		
Forfeited or expired	–	–		
Outstanding, end of year	371,250	$ 18.25	6.3	$ 436
Exercisable, end of year	118,250	$ 12.31	2.4	$ 436

The weighted-average grant-date fair value of options granted during 2007 and 2005 was $2.93 and $1.05, respectfully. There were no stock option grants during 2006. The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 was $37,000 and $20,000, respectively. There were no stock options exercised during 2007.

As of December 31, 2007 and 2006, there was $94,000 and $128,000, respectfully, of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1.4 years.

During the years ended December 31, 2007 and 2006, the Company recognized $67,000 and $65,000, respectfully, of stock-based compensation expense and $27,000 and $26,000, respectfully, of tax benefit related to the stock-based compensation expense.

Note 16: Earnings Per Share

Earnings per share (EPS) were computed as follows:

	Income	Weighted-Average Shares	Per Share Amount
Year Ended December 31, 2007			
Net income	$ 7,806	6,294,519	
Basic earnings per share			
Income available to common stockholders			$ 1.240
Effect of dilutive securities			
Stock options	–	25,798	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 7,806	6,320,317	$ 1.235

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 16: Earnings Per Share (continued)

Year Ended December 31, 2006			
Net income	$ 7,586	6,574,092	
Basic earnings per share			
Income available to common stockholders			$ 1.154
Effect of dilutive securities			
Stock options	–	22,680	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 7,586	6,596,772	$ 1.150
Year Ended December 31, 2005			
Net income	$ 7,223	6,603,654	
Basic earnings per share			
Income available to common stockholders			$ 1.094
Effect of dilutive securities			
Stock options	–	19,962	
Diluted earnings per share			
Income available to common stockholders and assumed conversions	$ 7,223	6,623,616	$ 1.091

Options to purchase 210,000 shares of common stock at $22 per share and 13,000 shares of common stock at $16.83 were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 210,000 shares of common stock at $22 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 30,000 shares of common stock at $16 per share and 210,000 shares of common stock at $22 per share were outstanding at December 31, 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Note 17: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Securities and Mortgage-backed Securities - Fair values are based on quoted market prices.

Loans - The fair value for loans is estimated using discounted cash flow analyses that use interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 17: Fair Values of Financial Instruments (continued)

Borrowings - The fair value of Federal Home Loan Bank advances are estimated using a discounted cash flow calculation, based on current rates for similar debt. Other borrowings consist of federal funds purchased, securities sold under repurchase agreements, a trust preferred subordinated debenture and loans sold under repurchase agreement. The rates at December 31, 2007, approximate market rates, thus the fair value approximates carrying value.

Off-Balance Sheet Commitments - Commitments include commitments to purchase and originate mortgage loans, commitments to sell mortgage loans, and standby letters of credit and are generally of a short-term nature. The fair value of such commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Cash and cash equivalents	$ 25,640	$ 25,640	$ 33,546	$ 33,546
Trading account securities	3,647	3,647	3,557	3,557
Investment securities available for sale	121,005	121,005	115,040	115,040
Investment securities held to maturity	1,006	1,040	1,653	1,652
Loans including loans held for sale, net	578,177	563,808	553,319	549,710
Interest receivable	3,804	3,804	3,642	3,642
Stock in FHLB	2,312	2,312	2,312	2,312
Liabilities				
Deposits	619,717	604,918	589,328	566,427
Borrowings	96,421	97,812	98,079	99,270
Interest payable	1,884	1,884	1,444	1,444
Off-Balance Sheet Commitments	–	–	–	–

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 18: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets	December 31, 2007	December 31, 2006
Assets		
Cash	$ 93	$ 113
Interest-earning deposits	329	96
Cash and cash equivalents	422	209
Investment in common stock of subsidiary	62,273	57,304
Available for sale securities	11	–
Trading securities	3,647	3,557
Total Assets	$ 66,353	$ 61,070
Liabilities		
Borrowings		
Line of Credit	$ –	$ 800
Subordinated Debenture	8,248	3,093
Total Borrowings	8,248	3,893
Other Liabilities		
Deferred compensation	3,647	3,557
Other	6	115
Total Other Liabilities	3,653	3,672
Total Liabilities	11,901	7,565
Shareholders' Equity	54,452	53,505
Total Liabilities and Shareholders' Equity	$ 66,353	$ 61,070

Condensed Statements of Income	Year Ended December 31, 2007	2006	2005
Income			
Dividends from subsidiary	$ 4,769	$ 1,545	$ 2,826
Other income	(209)	253	221
Total income	4,560	1,798	3,047
Expenses	472	440	259
Income before income tax and equity in undistributed income of subsidiary	4,088	1,358	2,788
Income tax benefit	(257)	(61)	(15)
Income before equity in undistributed income of subsidiary	4,345	1,419	2,803
Equity in undistributed income of subsidiary	3,461	6,167	4,420
Net Income	$ 7,806	$ 7,586	$ 7,223

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 18: Condensed Financial Information (Parent Company Only) (continued)

Condensed Statements of Cash Flows	Year Ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 7,806	$ 7,586	$ 7,223
Items not requiring cash:			
Equity in undistributed income	(3,461)	(6,167)	(4,420)
Tax effect of nonqualified stock option exercise	–	–	8
Other adjustments	(293)	37	184
Net cash provided by operating activities	4,052	1,456	2,995
Investing Activities			
Investment in trust preferred stock	(155)	(93)	–
Investment in available for sale securities	(13)	–	–
Pay down ESOT loan	97	101	79
Net cash provided by (used in) investing activities	(71)	8	79
Financing Activities			
Dividends paid	(3,061)	(3,150)	(3,132)
Cash paid for fractional shares	–	–	(1)
Proceeds from trust preferred debenture	5,155	3,093	–
Net change in borrowings	(800)	800	–
Stock options exercised	–	51	66
Repurchase of common stock	(5,062)	(2,162)	(66)
Net cash used by financing activities	(3,768)	(1,368)	(3,133)
Net Change in Cash	213	96	(59)
Cash at Beginning of Year	209	113	172
Cash at End of Year	$ 422	$ 209	$ 113

Notes to Consolidated Financial Statements *(continued)* *(table dollar amounts in thousands, except share and per share data)*

Note 19: Quarterly Results of Operations for the Years Ended December 31, 2007 and 2006 (Unaudited)

Quarter Ended	Interest Income	Interest Expense	Net Interest Income	Provision for Loan Losses	Net Income	Weighted Average Shares Outstanding Basic	Weighted Average Shares Outstanding Diluted	Net Income Per Share Basic	Net Income Per Share Diluted
2007									
March	$ 11,852	$ 6,121	$ 5,731	$ 285	$ 2,012	6,440,420	6,466,126	$ 0.312	$ 0.311
June	12,249	6,396	5,853	255	2,190	6,298,724	6,324,960	0.348	0.346
September	12,232	6,528	5,704	345	1,998	6,228,789	6,256,710	0.321	0.319
December	12,141	6,390	5,751	1,150	1,606	6,213,450	6,236,779	0.259	0.258
	$ 48,474	$ 25,435	$ 23,039	$ 2,035	$ 7,806	6,294,519	6,320,317	1.240	1.235
2006									
March	$ 10,175	$ 4,744	$ 5,431	$ 300	$ 1,773	6,608,905	6,629,671	$ 0.268	$ 0.267
June	10,956	5,273	5,683	300	1,941	6,610,830	6,631,551	0.294	0.293
September	11,590	5,796	5,794	300	2,053	6,574,798	6,598,229	0.312	0.311
December	11,922	6,165	5,757	300	1,819	6,501,837	6,527,635	0.280	0.279
	$ 44,643	$ 21,978	$ 22,665	$ 1,200	$ 7,586	6,574,092	6,596,772	1.154	1.150

During the fourth quarter of 2007 Management augmented the Company's allowance for loan loss by $1,150,000, which is a significant increase when compared to the three prior quarters of 2007, and all of 2006. The increase in the Company's allowance for loan losses resulted from Management's regular assessment of asset quality (e.g., level of non-performing assets and loan delinquencies), evaluation of specific credits, economic trends and other factors. Management feels this increase will mitigate future issues with loans that are currently being criticized.

Note 20: Future Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 on January 1, 2008 did not have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities; including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 permits entities with an irrevocable option to report most financial assets and liabilities at fair value, with subsequent changes in fair value reported in earnings. The election can be applied on an instrument-by-instrument basis. The statement establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. The adoption of SFAS No. 159 on January 1, 2008 did not have a material impact on our financial condition or results of operations.

Five-Year Total Shareholder Return

The indexed graph below indicates Monroe Bancorp's total return to its shareholders on its common stock for the past five years, assuming dividend reinvestment, as compared to total returns for the Russell 2000 Index and the Bancorp's peer group index (which is a line-of-business index prepared by an independent third party consisting of banks with assets between $500 million and $1 billion). The comparison of total return on investment for each of the periods assumes that $100 was invested on January 1, 2003, in each of Monroe Bancorp, the Russell 2000 Index, and the peer group index.

The values for Monroe Bancorp's stock are the year-end closing price per share as reported by NASDAQ.



Total Return Performance

		Period Ending				
Index	12/31/02	12/31/03	12/31/04	12/31/05	12/30/06	12/31/07
Monroe Bancorp..	100.00	108.61	142.83	142.89	154.24	151.61
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL $500M-$1B Bank Index	100.00	144.19	163.41	170.41	193.81	155.31

SHAREHOLDER INFORMATION

COMMON STOCK INFORMATION

| | Price Per Share | | | | Dividends Declared | |
Quarter	2007 High	2007 Low	2006 High	2006 Low	2007	2006
First Quarter	$ 17.96	$ 16.20	$ 16.00	$ 15.00	$ 0.12	$ 0.12
Second Quarter	17.54	16.00	15.93	15.10	0.12	0.12
Third Quarter	18.77	16.50	15.46	16.74	0.12	0.12
Fourth Quarter	17.99	15.42	16.38	17.31	0.13	0.12

COMMON STOCK LISTING

Monroe Bancorp common stock is traded on the NASDAQ Global Market under the trading symbol MROE (Cusip #6103-13-108). At the close of business on December 31, 2007, there were 6,227,550 shares outstanding held by 265 shareholders of record.

MARKET MAKERS

Citadel
E-Trade
Friedman Billings Ramsey Group Inc.
Hill Thompson Magid
Hudson Securities, Inc.
J.J.B. Hilliard, W.L. Lyons, Inc.
Howe Barnes Investments
Knight Securities
Smith Barney
Susquehanna Financial Group, LLP
UBS Warburg

GENERAL STOCKHOLDER INQUIRIES

Stockholders and interested investors may obtain information about the Company upon written request or by calling:
Monroe Bancorp
210 E. Kirkwood Avenue
Bloomington, IN 47408
Attention: Mark D. Bradford
President and Chief Executive Officer
(812) 336-0201
bradford@monroebank.com

STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
frodriguez@rtco.com

FORM 10-K AND FINANCIAL INFORMATION

Monroe Bancorp, upon request and without charge, will furnish shareholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission. Please contact:

David T. Meier
Vice President, Director of Finance
Monroe Bancorp
210 E. Kirkwood Avenue
Bloomington, IN 47408
(812) 336-0201
meierd@monroebank.com

For information online, visit www.monroebank.com
• Annual Reports
• Quarterly earnings releases
• Press releases
• Link to SEC filings

CORPORATE INFORMATION

Monroe Bancorp is an independently owned bank holding company headquartered in Bloomington, Indiana, with Monroe Bank as its wholly owned subsidiary. The Bank is locally owned and managed, and offers a full range of financial, trust and investment services through banking centers located in Monroe, Lawrence, Jackson, and Hendricks Counties. A new banking center in Hamilton County is scheduled to open in the late summer of 2008.

ANNUAL MEETING

The 2007 Annual Meeting of Shareholders will be held on April 24, 2008, at 10:00 a.m. at the Bloomington/Monroe County Convention Center, 302 South College Avenue, Bloomington, Indiana.

CORPORATE HEADQUARTERS

Monroe Bancorp
210 East Kirkwood Avenue
Bloomington, IN 47408
(812) 336-0201
monroebank.com

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

Monroe Bancorp
Member FDIC
Publicly traded on NASDAQ® (symbol MROE)
monroebank.com





